File #82-478

09046279

RECEIVED

2009 MAY 28 A 6:16

7-31-08
AR/S

REVOLUTION TECHNOLOGIES INC.
(A Development Stage Enterprise)

CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2008 AND 2007

EDMUND CACHIA & CO.
Chartered Accountants

REVOLUTION TECHNOLOGIES INC.
(A Development Stage Enterprise)

CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2008 AND 2007

INDEX

EDMUND
CACHIA
& CO.
Chartered Accountants

AUDITORS' REPORT

To the Shareholders' of
Revolution Technologies Inc.
(A Development Stage Enterprise):

We have audited the consolidated balance sheets of Revolution Technologies Inc. (A Development Stage Enterprise) as at July 31, 2008 and 2007 and the consolidated statements of loss and deficit, comprehensive loss and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles.

(Signed) "*Edmund Cachia & Co. LLP*"

Toronto, October 25, 2008

CHARTERED ACCOUNTANTS
Licensed Public Accountants

61 Berkeley Street, Toronto, Canada M5A 2W5 Tel: (416) 863-0515 Fax: (416) 863-5132

REVOLUTION TECHNOLOGIES INC.
(Development Stage Enterprise)

CONSOLIDATED BALANCE SHEETS

JULY 31

ASSETS

	2008	2007
CURRENT		
Cash and cash equivalents	$ 18,122	$ 41,200
Accounts receivable	871	-
Available-for-sale securities (notes 3 and 8)	-	168,954
Prepaid expenses	-	15,013
Advances to officers, directors and shareholders (note 6)	21,901	61,901
	40,894	287,068
CAPITAL ASSETS (note 7)	59,231	79,451
MINING INTERESTS (note 5)	3,091	1
INVESTMENT IN REVOLUTION ENERGY INC. (note 4)	35,664	-
	$ 138,880	$ 366,520

LIABILITIES

	2008	2007
CURRENT		
Accounts payable and accrued liabilities	$ 22,288	$ 18,864
Advances from Revolution Energy Inc. (note 6)	2,635	-
	24,923	18,864

SHAREHOLDERS' EQUITY

	2008	2007
SHARE CAPITAL (note 9 (a))	13,708,936	13,552,936
TREASURY SHARES (note 9 (c))	(16,385)	(16,385)
CONTRIBUTED SURPLUS (note 10)	1,233,218	322,918
ACCUMULATED OTHER COMPREHENSIVE INCOME (note 11)	-	52,514
DEFICIT	(14,811,812)	(13,564,327)
	113,957	347,656
	$ 138,880	$ 366,520

GOING CONCERN CONSIDERATIONS (note 1)
COMMITMENTS AND CONTINGENCIES (note 14)
SUBSEQUENT EVENTS AND COMMITMENTS (note 18)

Approved by the Board:

"Owen Dwyer", Director

"Gary Handley", Director

The accompanying notes are an integral part of these consolidated financial statements.

REVOLUTION TECHNOLOGIES INC.
(Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

FOR THE YEARS ENDED JULY 31

	2008	2007
EXPENSES		
Office, general and investor relations	$ 39,869	$ 131,017
Exploration and property evaluation costs	5,833	129,959
Consulting fees	208,568	133,591
Depreciation of fixed assets	20,220	22,238
Management fees	62,500	39,993
Financing fees	-	7,500
Legal and audit	45,926	34,311
Occupancy costs	4,849	22,521
Stock-based compensation cost	910,300	13,200
Travel	70,694	54,869
Transfer agent's and regulatory fees	20,637	26,372
Loss before the undernoted	1,389,396	615,571
Equity loss in Revolution Energy Inc. (note 4)	137,418	-
Gain from Revolution Energy Inc. share issue (note 2)	(173,082)	-
Management fee and miscellaneous income	(47,480)	(57,658)
Gain on available-for-sale securities	(58,767)	(217,856)
Future income tax recovery	-	(131,350)
NET LOSS FOR THE YEAR	1,247,485	208,707
DEFICIT AT BEGINNING OF THE YEAR	13,564,327	13,355,620
DEFICIT AT END OF THE YEAR	$14,811,812	$13,564,327
Basic and diluted loss per share (note 2)	$ 0.01	$ 0.00

The accompanying notes are an integral part of these consolidated financial statements.

REVOLUTION TECHNOLOGIES INC.
(Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED JULY 31

	2008	2007
Net loss for the year	$ 1,247,485	$208,707
Other comprehensive income net of tax:		
Unrealized gain on available-for-sale securities (notes 3 and 11)	(11,367)	(52,514)
Gain on sale of marketable securities reclassified to net income	63,881	-
Comprehensive loss for the year	$ 1,299,999	$ 156,193

The accompanying notes are an integral part of these consolidated financial statements.

REVOLUTION TECHNOLOGIES INC.
(Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JULY 31

	2008	2007
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:		
Net loss for the year	($ 1,247,485)	($208,707)
Add items not affecting cash:		
Depreciation	20,220	22,238
Future income taxes	-	(131,350)
Gain on disposal of available-for-sale securities	(58,767)	(217,856)
Equity loss in Revolution Energy Inc.	137,418	-
Gain from Revolution Energy Inc. share issue	(173,082)	-
Consulting fees	155,891	-
Stock-based compensation cost	910,300	13,200
Net changes in working capital balances:		
Decrease (increase) in prepaid expenses	15,013	(4,497)
Decrease in deposits	-	258,787
Increase in accounts receivable	(871)	-
Increase (decrease) in accounts payable and accrued liabilities	3,424	(94,493)
Cash used in operations	(237,939)	(362,678)
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES:		
Additions to capital assets	-	(39,887)
Additions to mining interests	(3,090)	-
Proceeds on disposal of available-for-sale securities	271,706	779,039
Purchase of available-for-sale securities	(96,390)	(677,623)
Cash provided by investing	172,226	61,529
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES:		
Issuance of common shares	-	365,600
Increase in advances from Revolution Energy Inc.	2,635	-
Decrease (increase) in advance to officers, directors and shareholders	40,000	(52,330)
Cash provided by financing	42,635	313,270
INCREASE (DECREASE) IN CASH DURING THE YEAR	(23,078)	12,121
CASH POSITION AT BEGINNING OF THE YEAR	41,200	29,079
CASH POSITION AT END OF THE YEAR	$ 18,122	$ 41,200

Supplemental disclosure of non-cash transactions:		
Shares issued for non-cash consideration:		
Consulting services	$ 156,000	$ 100,000
Debt settlement	$ -	$ 54,000

The accompanying notes are an integral part of these consolidated financial statements.

REVOLUTION TECHNOLOGIES INC.
(Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2008 AND 2007

1 - NATURE OF BUSINESS AND GOING CONCERN CONSIDERATIONS:

Revolution Technologies Inc. (the "Company") was incorporated under the laws of the Province of British Columbia on July 19, 1979 and changed its province of Registration and continued under the Ontario Business Corporations Act (OBCA) on September 19, 1997. The Company is in the business of acquiring, exploring, and developing new technologies as well as resource properties. Substantially, all of the efforts of the Company are devoted to these business activities. To date the Company has not earned significant revenue and is considered to be in the development stage. The ability of the Company to carry out its business plan rests with its ability to secure equity and other financing.

The Company is in the process of exploring its resource mining properties and has not yet determined whether these properties contain economically recoverable reserves. The continued operations of the Company and the amounts recoverable on these mining properties are dependent upon the economically recoverable reserves, the ability of the Company in obtaining the financing to complete the necessary exploration and development upon attaining future profitable production or proceeds from disposition of the mining properties.

Although the Company has taken steps to verify title to mining properties in which it has an interest according to industry standards for the stage of exploration and development of such properties, these procedures may not guarantee the Company's title. Properties may be subject to undisclosed prior agreements or transfers and title may be affected by undetected defects.

The Company's continued existence as a going concern is dependent upon its ability to continue to obtain adequate ongoing debt and/or equity financing with creditors, officers, directors and stakeholders. In addition the Company must also ultimately become profitable.

2 - SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION:

Theses consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. Summarized below are those policies considered particularly significant to the Company. References to the Company included herein are inclusive of the accounts of Revolutions Technologies Inc.'s wholly owned subsidiaries Canada Iron Inc. (formerly Josephine Iron Mines Inc.), Revolution Energy Inc. (formerly GPI Energy Inc.), and Manitoba Holdings Ltd. All inter-company balances and transactions have been eliminated.

During the year, the Company's 100% equity interest in Revolution Energy Inc. was reduced to 49.6%. The reduction was a result of Revolution Energy Inc. issuing additional common shares in exchange for cash and a conversion technology. The Company recorded a gain of $173,082 relating to its 49.6% portion of the assets received. In the current year, the Company adopted the equity method (see note 5) of accounting for this investment.

USE OF ESTIMATES:

The preparation of these financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

REVOLUTION TECHNOLOGIES INC.
(Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2008 AND 2007

2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

MINING INTERESTS, EXPLORATION AND PROPERTY EVALUATION COSTS:

The Company has adopted the recommendation issued by the CICA EIC 126 and expenses exploration and property evaluation expenditures as incurred. Costs attributable to property acquisitions are capitalized while exploration and property evaluation expenditures on the property can only be capitalized once mineral reserves have been established. Once a mineral reserve has been established, all development costs will be capitalized. These costs together with the costs of mining interests will be charged to operations on a unit-of-production method based on estimated recoverable reserves. If the mining interests are abandoned, or when impairment in value has been determined, the capitalized costs will be charged to operations. Exploration and property evaluation expenditures that have been charged to operations: year ended 2008- $5,833, year ended 2007- $129,959.

The Company reviews its exploration properties to determine if events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The recoverability of costs incurred on the exploration properties is dependent upon numerous factors including exploration results, environmental risks, commodity risks, political risks, and the Company's ability to attain profitable production. It is reasonably possible, based on existing knowledge, that changes in future conditions in the near-term could require a change in the determination of the need for, and amount of, any write down.

REVENUE RECOGNITION:

Management fee income is recognized by the Company at the time the service is performed.

Dividend income is recorded by the Company at the time the dividends become payable to the Company; interest income is recognized on an accrual basis; and, profits on the sale of marketable securities are recognized at the time of settlement.

INCOME TAXES:

Future income tax assets and liabilities are determined based on differences between the financial statements carrying values and their respective income tax basis generally using the enacted income tax rates at each balance sheet date. Future income tax assets also arise from unused loss carry forwards and other deductions. The amount of the future income tax asset recognized is limited to the amount that is more likely than not to be realized. The estimated realizable amount is reviewed annually and adjusted, if necessary, by use of a valuation allowance.

STOCK-BASED COMPENSATION:

The Company has a stock option plan, which is described in note 9(b). The Company accounts for stock-based compensation using the fair-value method. Under the fair value method, stock-based payments are measured at the fair value of equity instruments and are amortized over the vesting period. The offset to the recorded cost is contributed surplus in shareholders' equity.

2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

INVESTMENT IN REVOLUTION ENERGY INC.:

The investment in Revolution Energy Inc. is subject to significant influence and is accounted for using the equity method.

LOSS PER SHARE:

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to redeem common shares at the prevailing market value.

CASH AND CASH EQUIVALENTS:

Cash and cash equivalents consist of bank deposits and funds on deposit with brokers.

SHARE CAPITAL:

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the price per share paid in the most recent prior sale of shares for cash.

Costs incurred to issue common shares are deducted from share capital.

IMPAIRMENT OF LONG-LIVED ASSETS:

Long-lived assets, including property and equipment and other assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

ASSET RETIREMENT OBLIGATION:

The Company has adopted CICA Handbook Section 3110, "Asset Retirement Obligations", which established standards for asset retirement obligations and the associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred or can be reasonably estimated, and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. As at July 31, 2008, the Company has not incurred or committed any asset retirement obligations related to its exploration properties.

2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

CAPITAL ASSETS:

Fixed assets are stated at cost. Depreciation is provided on the diminishing balance basis at the following annual rates:

Furniture and equipment	20%
Computer equipment	30%
Mining equipment	30%
Leasehold improvements	20%

TRANSLATION OF FOREIGN CURRENCIES

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities are translated into Canadian dollars at approximate exchange rates prevailing at the transaction date. Revenue and expenses are translated at average exchange rates prevailing during the year. The resulting gains and losses are included in loss for the year.

MARKETABLE SECURITIES

Marketable securities are carried at the market value based upon market prices.

FUTURE ACCOUNTING CHANGES

Effective August 1, 2008, the Company will adopt the following accounting policies as recommended by the CICA handbook:

The Company will adopt the revised CICA Handbook Section 1506, Accounting Changes, which requires that: (a) a voluntary change in accounting principals can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change and (c) for changes in estimates, the nature and amount of the change should be disclosed.

Capital Disclosures – Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such noncompliance.

Financial instruments – Sections 3862 and 3863 replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

REVOLUTION TECHNOLOGIES INC.
(Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2008 AND 2007

3- NEW ACCOUNTING PRONOUNCEMENTS:

The Company has adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants. These new standards were adopted on a prospective basis with no restatement of prior period financial statements. The new standards are as follows:

FINANCIAL INSTRUMENTS – RECOGNITION AND MEASUREMENT (Section 3855)

In accordance with the new standard, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on the statement of loss.

Upon adoption of this new standard, the Company has designated its cash and cash equivalents as held-for-trading, which is measured at fair value. Accounts receivable and advances to officers, directors and shareholders are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities and advances from Revolution Energy Inc. are classified as other financial liabilities which are measured at amortized cost. The Company classifies its securities as available-for-sale and therefore carries them at fair value, with the unrealized gain or loss recorded in shareholders' equity as a component of other comprehensive income. These amounts will be reclassified from shareholders' equity to net income when the investments are sold.

COMPREHENSIVE INCOME (Section 1530)

Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a statement of comprehensive income and a new category, accumulated other comprehensive income, in the shareholders' equity section of the balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale. The components of accumulated other comprehensive income for the year ended July 31, 2008 are disclosed in note 11.

4 - INVESTMENT IN REVOLUTION ENERGY INC.:

The Company has an interest in Revolution Energy Inc. ("Revolution"), a privately held company. Revolution is a company focused on an energy conversion technology (in the development stage) with the intent that it will convert organic material to electricity and synthetic gas in a 100% closed system. The interest in Revolution is shown as an equity accounted investee. The investment in Revolution is comprised of common shares. At July 31, 2008, the Company held voting common shares comprising approximately 49.6% of the voting rights of Revolution. The Company's share in the loss of Revolution Energy Inc. for the year ended July 31, 2008 amounted to $137,418.

Certain directors of the Company also sit on the Revolution board of directors.

REVOLUTION TECHNOLOGIES INC.
(Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2008 AND 2007

5 - MINING INTERESTS:

Accumulated mineral property costs have been incurred as follows:

	2008	2007
Balance, Beginning of the year	$ 1	$ 1
Costs	3,090	-
Write-down	-	-
Balance, End of the year	$ 3,091	$ 1

Certain mining claims and licenses were issued to the Company during 2007 including 13 claims in the Wawa, Ontario region, 47 claims in Quebec, and land holdings encompassing 93,277 acres in the Fox River Region, Manitoba.

During the year, the Company decided not to pursue certain claims in the Fox River area and let them lapse (see note 8).

6 - RELATED PARTY ADVANCES AND TRANSACTIONS:

Consulting and management fees amounting to $105,213 (2007- $158,864) were charged by officers and directors of the Company and by Companies controlled by officers and directors of the Company.

Exploration expenditures totalling $nil (2007- $2,327) were charged by directors of the Company.

Financing costs of $nil (2007- $7,500) were charged by an officer of the Company.

Rent of $nil (2007- $21,227) was paid to an officer of the company.

Rent of $2,000 (2007- $nil) was charged by a company under significant influence by the Company.

During the year, certain corporate costs were reimbursed by the Company at cost to certain officers and directors.

Advances to officers, directors, and shareholders have no fixed terms of repayment.

The advances from Revolution Energy Inc. are interest free with no specified terms of repayment.

Management believes these transactions are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

See notes 4, 9, and 18(d) for additional related party information.

REVOLUTION TECHNOLOGIES INC.
(Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2008 AND 2007

7 - CAPITAL ASSETS:

	2008			2007
	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE	NET BOOK VALUE
Computer equipment	$ 10,974	$ 5,668	$ 5,306	$ 7,580
Furniture and fixtures	10,179	3,646	6,533	8,166
Leasehold improvements	31,117	8,715	22,402	28,005
Mining equipment	60,000	35,010	24,990	35,700
	$ 112,270	$ 53,039	$ 59,231	$ 79,451

8 - AVAILABLE-FOR-SALE SECURITIES:

Effective January 1, 2007 the Company's marketable securities have been designated as available-for-sale and are reported at fair value based on quoted market prices. At July 31, 2008 an unrealized gain on available-for-sale securities of $nil (2007- $52,514) has been included in the comprehensive loss of the Company and calculated for the years as follows:

	2008		2007	
	Number of Shares	Amount	Number of Shares	Amount
Callinan Mines Limited:				
Fair value	-	$ -	139,800	$ 181,740
Yukon Zinc Corp.:				
Fair value	-	-	10,000	2,900
		-		184,640
Tax effect on unrealized gain		-		(15,686)
		-		168,954
Cost		-		(116,440)
Unrealized gain on available-for-sale securities		$ -		$ 52,514

On July 28, 2006, the Company agreed to participate in an Airborne Geophysical Survey in northern Manitoba with Callinan Mines Limited of the Fox River Sill property which consists of 167,729 hectares located in the Fox River Basin, Manitoba. In order to earn it's interest in the project, the Company had to incur exploration expenditures of $400,000. The airborne survey was completed in the first quarter 2007 and accordingly, the Company earned it's interest in the property.

In lieu of a direct participation in the property, the Company accepted 500,000 common shares and 250,000 common share purchase warrants of Callinan Mines Limited. Each warrant entitles the holder to acquire a one common share at a exercise price of $0.85. The warrants expire on August 24, 2007. As at July 31, 2008 the Company had exercised all of the warrants and disposed of all its shareholdings.

REVOLUTION TECHNOLOGIES INC.
(Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2008 AND 2007

9 - SHARE CAPITAL:

(a) AUTHORIZED

An unlimited number of common shares

ISSUED

	Shares \#	Amount $
Balance July 31, 2006	80,757,000	13,259,576
Shares issued on settlement of debt (i)	1,200,000	54,000
Shares issued for cash	5,500,000	220,600
Shares issued for services (ii)	2,000,000	100,000
Tax effect on flow-through shares	-	(72,240)
Shares cancelled	(300,000)	(9,000)
Balance July 31, 2007	89,157,000	13,552,936
Shares issued for services (ii)	7,220,000	361,000
Shares cancelled	(4,100,000)	(205,000)
Balance July 31, 2008	92,277,000	13,708,936

(i) Shares issued on settlement of debt
The Company issued nil (2007 - 1,000,000) common shares to shareholders in settlement of debt owed by the Company for a total deemed value of $nil (2007- $50,000).

(ii) Shares issued for services
The Company issued 3,000,000 (2007- nil) common shares for consulting services charged by directors and officers totalling $150,000 (2007- $nil).

See note 18(a) for additional common share information.

(b) STOCK OPTIONS:

The Company has a stock option plan (the "Plan") under which the directors of the Company may grant options to acquire common shares of the Company to qualified directors, officers, employees, and consultants of the Company. Exercise prices cannot be less than the closing price of the Company's shares on the trading day preceding the date of grant and the maximum term of any option cannot exceed five years. The maximum aggregate number of common shares under option at any time under the Plan cannot exceed 40% of the issued shares.

REVOLUTION TECHNOLOGIES INC.
(Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2008 AND 2007

9 - SHARE CAPITAL (continued):

(b) STOCK OPTIONS:

The fair value of each option was estimated on the date of grant. Under Black-Scholes the options issued during the year ended July 31, 2008 have been valued at $0.03, and expensed to loss, using the following assumptions at the measurement date:

	2008	2007
Risk-free interest rate	3.06% - 3.64%	3.48%
Expected life	3.0 years - 3.5 years	1 year
Price volatility	100%	100%
Dividend yield	nil	nil

The following table reflects the continuity for the year ended July 31, 2008 and 2007 of options granted and forfeited under the plan:

	2008	Weighted Average Exercise Price	2007	Weighted Average Exercise Price
Balance outstanding, beginning of year	1,500,000	$ 0.11	11,970,000	$ 0.06
Activity during the year:				
Granted	30,500,000	0.08	1,500,000	0.11
Forfeited	(1,500,000)	0.11	(11,970,000)	0.06
Balance outstanding, end of year	30,500,000	$ 0.08	1,500,000	$ 0.11

The following summarizes information on the stock options outstanding at July 31, 2008:

Weighted average exercise price	$ 0.08
Number outstanding as at July 31, 2008	30,500,000
Remaining contractual life	3 years
Options exercisable as at July 31, 2008	30,500,000

(c) TREASURY SHARES:

In November 1994, The Company acquired 5,600 common shares for a total cost of $ 16,385. The current market value as at July 31, 2007 was $308. At present the company does not intent to purchase additional shares.

REVOLUTION TECHNOLOGIES INC.
(Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2008 AND 2007

9 - SHARE CAPITAL (continued):

(d) WARRANTS:

The following summarizes warrants that have been issued:

	Number of Warrants	
	2008	2007
Balance, beginning of year	14,450,000	8,950,000
Warrants issued on issuance of shares for cash	-	5,500,000
Warrants exercised during the year	-	-
Warrants expired during the year	(8,950,000)	-
Balance, end of year	5,500,000	14,450,000

At July 31, 2008, the following warrants were outstanding. The warrants entitle the holders to purchase the stated number of common shares at the exercise price on or before the expiry date:

Number of shares	Exercise price	Expiry date
5,000,000	$ 0.05	December 7, 2009
500,000	$ 0.10	December 15, 2008
5,500,000		

10- CONTRIBUTED SURPLUS:

Contributed surplus is comprised of the following:

	2008	2007
Balance, beginning of the year	$ 322,918	$ 309,718
Stock-based compensation cost	910,300	13,200
Balance, end of the year	$1,233,218	$322,918

11. ACCUMULATED OTHER COMPREHENSIVE INCOME:

Accumulated other comprehensive income is comprised of the following:

	2008	2007
Balance, beginning of the year	$ 52,514	$ -
Reclassification of realized gain on sale of marketable securities to net income	(63,881)	-
Unrealized gain on available-for-sale securities, net of tax	11,367	52,514
Balance, end of the year	$ -	$ 52,514

REVOLUTION TECHNOLOGIES INC.
(Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2008 AND 2007

12 - NAME CHANGE:

By articles of amendment dated February 12, 2008 the Company changed its name from Geophysical Prospecting Inc. to Revolution Technologies Inc.

13 – INCOME TAXES:

(a) The Company's provision for income taxes differ from the amounts computed by applying the basic current rates to loss for the year before taxes, as shown in the following table:

	2008	2007
Statutory rate applied to loss for the year before income taxes	($ 424,145)	($ 122,829)
Increase in taxes resulting from:		
Stock-based compensation cost	309,502	4,768
Non-deductible items	47,292	93,435
Loss not tax-benefited	67,351	24,626
Tax benefit renounced to flow-through shareholders	-	(131,350)
Future income tax recovery	$ -	($ 131,350)

(b) The tax effects of temporary differences that give rise to future income tax assets at July 31, 2008 and 2007 are as follows:

	2008	2007
Future tax asset:		
Share issue costs	$ 2,547	$ 312
Mining interests	61,657	11,786
Fixed assets	18,033	11,854
Non-capital losses	367,278	351,549
	449,515	375,501
Less valuation allowance	(449,515)	(375,501)
Net asset	$ -	$ -

(c) The Company has non-capital losses of approximately $1,080,228 which expire through 2028. The benefit of these losses has not been recognized for financial statements purposes.

(d) During the year, the Company paid $ nil (2007- $nil) in respect of income taxes.

14 – CONTINGENT LIABILITITES AND COMMITMENTS:

(a) In July 1993, the Company issued convertible notes payable in conjunction with a private placement. The notes were unsecured and subject to interest being charged at a rate of 5%, starting 150 days from the issuance of the notes or to May 17, 1994, the date the shares were issued. As remittances of some of the subscription amounts were late, certain subscribers waived the interest that would have been payable. The Company believes that the outstanding interest of $70,083 will continue to be waived until legally no longer payable. Accordingly, the Company removed the liability from the balance sheet on July 31, 2003, although no formal waiver has been received from the subscribers.

(b) On July 31, 1997, the Company received $150,000 USD in respect of a proposed convertible debenture issue. The issue was never completed and to date, the funds have not been repaid to the investor. Current Management has no knowledge of who the investor was and in their opinion the investor has no right of recourse for collections.

(c) The Company entered a premises lease for $1,095 monthly (escalating to $1,625 monthly) expiring January 31, 2010.

(d) The Company entered a premises lease for $2,500 monthly. The lease is month to month.

15 - COMPARATIVE FIGURES:

Certain figures shown for comparative purposes have been reclassified to conform with the classifications adopted in the current period.

16 - FINANCIAL INSTRUMENTS:

a) Fair value
The Company has determined the estimated fair value of its financial instruments based on estimates and assumptions. The actual results may differ from those estimates and the use of different assumptions or methodologies may have a material effect on the estimated fair value amounts.

The fair value of cash and cash equivalents, accounts receivable, advances to officers, directors and shareholders, and accounts payable and accrued liabilities is comparable to their carrying value due to the relatively short period to maturity of these instruments.

The fair values of the advances from Revolution Energy Inc. are not reasonably determinable since there are no repayment terms associated with the amounts.

b) Credit risk
The Company does not have any material risk exposure to any single debtor or group of debtors.

c) Commodity price risk
The ability of the Company to develop its properties and the future profitability of the Company is directly related to the market price of certain minerals.

REVOLUTION TECHNOLOGIES INC.
(Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2008 AND 2007

17 - SEGMENTED INFORMATION:

The Company operates in one operating reporting segment, being mineral exploration and development. The Company's principal mining interest is located in the Wawa, Ontario. In addition, all of the Company's assets and expenses are in Canada.

18– SUBSEQUENT EVENTS AND COMMITMENTS:

a) Subsequent to the year end, the Company ceased trading on the CNQ Exchange.

b) Subsequent to the year end, the Company issued 4,000,000 common shares for investor relations services for a deemed value of $40,000.

c) On September 25, 2008, the Company entered into an option agreement with an arms length party to option 100,000 common shares in the Company's majority owned subsidiary with an exercise price of $0.25 per share for aggregate proceeds of $25,000. The options are exercisable through to September 30, 2009. In consideration for this option the Company received $5,000.

d) The Company entered into an agreement with Canada Iron Inc. ("Iron"), the Company's wholly owned subsidiary, Chalice Diamond Corp. ("Chalice), and Klondike Gold Corp. ("Klondike"). Pursuant to the agreement the following events came into effect:

I. The Company assigned its 100% interest in 8 mining claims (the "Esquega Property") held in Esquega Township equally to Chalice and Klondike;

II. Chalice and Klondike assigned back to the Company its 100% interest in the iron ore rights on the Esquaga Property;

III. Iron assigned its 100% interest in all mineral rights on the Corbiere Property, Wawa, Ontario (the "Corbierre Property"), except for, the iron ore rights which will remain exclusively with Iron, equally to Chalice and Klondike;

IV. Chalice and Klondike transferred its 100% interest in 3 mining claims (the "Chalice Property") located in Wawa, Ontario, to Iron; and

V. Iron assigned back 100% interest in all non-iron ore rights in the Chalice Property equally to Chalice and Klondike.

The Chalice property is subject to a 3% NSR.

File # 82-478

RECEIVED

2009 MAY 28 A 6:16

Revolution Technologies Inc
MANAGEMENT'S DISCUSSION & ANALYSIS
Year Ended July31, 2008

Description of Business
The Company is a reporting issuer in Ontario whose common shares are quoted over the counter and posted for quotation on the UNITED STATES Pink Sheets under the symbol RVLTF .The Company was incorporated under the laws of the Province of British Columbia on July 19, 1979 and changed its province of Registration and continued under the Ontario Business Corporations Act (OBCA) on September 19, 2007.

On December 7, 1998, the Company abandoned its mineral resource properties. On January 22, 2001 the Company acquired all the issued and outstanding shares of World Domain Registry Inc., which was an accredited Domain Name Registrar of the Canadian Internet Registry Authority. In 2003 the Company decided to discontinue this business and on July 31, 2004 sold its 100% interest in World Domain to a shareholder and director as partial settlement of advances made to this company. Revolution's business model is unique. The Company utilizes modern technology to prospect for minerals for its own account and combined with the use of internal capital to pay for geophysical surveys for other juniors in return for equity is especially unique and provides incredible leverage for shareholders. The company has no debt.

As at July31, 2008, the directors and officers of the Company were O.V. Tony Dwyer (Chairman & Director), Gary Handley(President & Director), P Dunn(Director). P Dunn has resigned as at Oct, 2008. The Company will nominate Mr. Robert Downes (retired banker) to fill the position.

Business Summary for the year
The Company has assembled an impressive land portfolio, land holdings include:

Ontario Wawa: Corbiere Township-4 claims totaling 4 SQ KM'S Iron rights only (Josephine Iron Mines Inc.);
Esquega Township-9 claims totaling 8.5 SQ KM'S Iron rights only.

Quebec: 14 claims Baie-Comeau totaling 1625 acres; 33 claims in Schefferville totaling 3500 acres (Josephine Iron Mines Inc.)

Manitoba Fox River: 108B-13,466 HA'S, land holdings totaling 32,000 acres.

Wawa Esquega:The claims cover 2000 acres adjacent to Klondike Gold Corp., 50% owned by Richard Hughes' Golden Chalis Resources Inc. (GCR-V), and 5 kilometers directly east of Dianor Resources Inc.'s (DOR-V) recent drill program on their major diamond discovery in Chabanel Township. This is the second acquisition by Revolution in its quest for significant land packages in Canada under its working mandate of utilizing geophysical prospecting methods for acquiring new ground. The Company conducted an airborne geophysical Survey using Geotech's (www.geotechairborne.com) airborne VTEM system. The data displayed three possible Kimberlites warranting additional exploration. The company is searching for a JV partner to undertake an exploration program. The company has entered into an arrangement whereby Revolution acquires three additional land claims adjourning the Wawa property. In return Revolution gave the non iron mineral rights to Golden Chalice while maintaining 100% for the Iron rights to the entire property.

Wawa- Corbier: The Corbierre Property was acquired in 2005 from John Archibald. We performed an Airborne Geophysical Survey on the property in 2006. The claims, covering 1,000 acres, are located 4 kilometers northeast of Dianor's (DOR-V) major diamond discovery in Chabanel Twp. The Company has prepared a 43-101 compliant technical report on the Corbierre Property. The property hosts iron deposits of a historical natrure . The greatest potential of the property is felt to be in the prospects for finding additional reserves of iron ore which at today's prices may be economic to mine. Management is also cognizant of the more recently established diamond bearing potential in the vicinity of the Corbierre Property.

Quebec, Baie Comeau: The Company has staked 14 mining claims located north of Baie-Comeau, Quebec. The area staked displayed encouraging conductivity and possible radioactive anomalies. The property consists of 14 claims totaling 742 acres in two separate blocks. The Company intends to complete data compilation as quickly as possible to advance investigation of the property's mineral bearing potential. For several decades now, the Baie-Comeau area has been recognized for its uranium-bearing potential, as well as being prospective for the deposition of numerous other minerals.

Manitoba: Revolution's 108B licence in Manitoba covers over 32,000 acres of ground in the Fox River Claim 108B is situated in the Fox River Belt, at the margin of the geological province of Superior Province in Manitoba. This margin is the favourable geological setting where to the southeast; the world class Thompson Nickel Mine is located as well as Birchtree Mine, and Pipe Mines. This margin in Northern Quebec is often termed the Raglan Belt (or Cape Smith Belt) and hosts the Raglan Mines of Xstrata Nickel and the Nunavik Nickel Project of Canadian Royalties.

The Company's shares have been accepted for trading on the Frankfurt Stock Exchange under the symbol 3GP .The Frankfurt Stock Exchange is the world's third largest trading center for securities and Germany's largest exchange. It is responsible for 90 percent of the securities trading volume in Germany. The Exchange facilitates advanced electronic trading, settlement and information systems and enables cross-border trading for international investors. German investors, both institutional and private, are searching for small to mid-size U.S. and Canadian companies

Alternative Energy: An opportunity was presented to the management that has the potential to be a Company maker.

The Company, through energy subsidiary Revolution Energy Inc acquired an exciting new technology from a Russian scientist based in Moscow. The technology encompasses a ground-breaking environmentally friendly gasification process that may well have the potential to revolutionize the present global energy paradigm. The technology is unproven. A final Agreement was signed by Revolution Energy, Inc to acquire the exciting new conversion technology that may convert organic material to electricity and syngas (synthetic gas) in a 100% closed system with absolutely no emissions. The technology is unproven. Noted Russian Scientist Dr. Gennady Barchan developed the conversion technology. The process of a combined gasification/expanding turbine technology in a closed system with ZERO emissions has been under development by Dr. Barchan for several years. The feasibility of the technology has been determined, and plans are under way to proceed with "proof of concept". The final step will be to pilot the technology toward commercialization. The technology is unproven. The economic conversion of any organic (e.g. biomass, coal, etc.) materials or waste into biofuels, bioproducts, and electricity provides compelling environmental and economic incentives. All organic containing materials, from human/animal waste, to other biomass, to coal or oil sands, are converted by the technology into valuable bioproducts and electricity in a zero-emissions system.

The technology is unproven. We own a Paper Technology only. In order to proceed to funding for proof of concept and commercialization of our technology we will need to build a prototype and/or obtain academic validation of the technology from a North American Accredited Technology Institution. We are trying to get Dr. Barchan to send us the complete technology details in English in order to give to 2-3 Professors here in the West for pre-meeting reading study and analysis. This is a strict requirement of the OCE. Dr. Barchan is proving difficult in providing the details to us. He is afraid that his secrets may be stolen. We are working to convince him that the technology is fully protected under Canadian Intellectual Law. His life under Communism and the current Russian State of Crime has made him very nervous.

We have approached and met with The Ontario Centres for Excellence (OCE). Revolution is in the OCE process to initiate academic validation of our technology through collaboration with several universities, leading to funding for the Prototype. We are preparing for our final presentation to OCE and 3 outside professors from Ontario universities for validation leading to prototype funding. Alex Dementev has resigned from the Company over policy and financial disagreements. Alex is a close friend of Dr. Barchan and thus we are uncertain how this may affect the project. However it is clear that the owner of the Technology is Revolution Energy Inc. not Alex Dementev or Dr. Barchan. The purchase by Revolution was under Canadian Law using Canadian Lawyers. Dr. Barchan's visa to enter Canada expired thus we will need to get a new Visa. Due to these events the viability of the project is in jeopardy.

Overall Performance
For the year ended July 31, 2008, the Company's cash position decreased to $18,122 from $ 41,200 at July31, 2007. The Company is subject to numerous risk factors that may affect its business prospects in the future. These include commodity prices, availability of capital, political and regulatory risks, environmental risks, competition, and dependence on key personnel, currency risk and potential amendments to tax laws.

Selected Quarterly Results-a summary of selected information for the last three years is as follows:

	2006 $	2007 $	2008 $
Loss before income taxes	533,361	349,057	1,389,396
Net (loss)	533,361	349,057	1,389,396
Loss Per Weighted Average Share	.01	.01	.01
Total Assets	$148,950	$366,520	138,880
Total long-term Liabilities	NIL	NIL	NIL

Results of Operations: for the year ended July31 2008, the Company incurred a loss of $1,389,396 (2007 - $349,057).

Summary of Quarterly Results--Selected financial information:

Fiscal year 2008	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	NIL	NIL	NIL	NIL
Gain (Loss)	(864,453)	(94,327	(313,955)	(116,661)
Gain (Loss) per share	(0.01)	(0.00)	(0.00)	(0.00)

Fiscal year 2007	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	234,562	82,111	90,191	-
Gain (Loss)	182,593	(215,703)	(97,508)	(78,089)
Gain (Loss) per share	(0.00)	(0.00)	(0.00)	(0.00)

Fiscal year 2006	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	49,250	-	-	-

Liquidity and Capital Resources: The Company reported working capital of $40,894 for the year ended July31 2008, compared to a working capital of $209,633 for the year ended July31 2007. The Company anticipates that additional financings will be required during 2008-2009 to fund its plans and cover its general and administrative expenses. The Company received completed sales from its portfolio. The Company is presently conducting exploration on its property The Company's properties are not yet in production and consequently do not produce any revenue. As a result, the Company's ability to conduct operations, including the acquisition and exploration of mineral properties, is based completely on its ability to raise funds, primarily from equity sources. The recoverability of amounts recorded for minerals properties and deferred exploration is dependent on the discovery of economically recoverable reserves on its mineral properties, the ability of the Company to obtain additional financing to complete exploration and development and upon future profitable production or on sufficient proceeds from disposition of such properties. There can be no assurance that the Company will succeed in obtaining additional financing, now or in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and eventually to forfeit or sell, at fair market value, its interest in its properties.
Transactions with Related Parties: During the year ended July 31 2008, $62,500 was paid to officers and directors of the company for management consulting services.

Related Party Advances and Transactions
Consulting and management fees amounting to $105,213 (2007- $158,864) were charged by officers and directors of the Company and by Companies controlled by officers and directors of the Company.
Exploration expenditures totaling $ nil (2007- $2,327) were charged by directors of the Company;
Financing costs of $ nil (2007- $7,500) were charged by an officer of the Company;
Rent of $nil (2007- $21,227) was paid to an officer of the company;
Rent of $2,000 (2007- $nil) was charged by a company under significant influence by the Company;
During the year, certain corporate costs were reimbursed by the Company at cost to certain officers and directors;
Advances to officers, directors, and shareholders have no fixed terms of repayment;
The advances from Revolution Energy Inc. are interest free with no specified terms of repayment.

Management believes these transactions are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Proposed Transactions: The Company organized its Wawa mining properties along with most of its Quebec exploration properties into a new entity-Josephine Iron Mines Inc. and changed its name to Canada Iron Inc. In addition the company created a new Alternative Energy unit called Revolution Energy Inc. Revolution has acquired an exciting new UNPROVEN technology to gasify carbon materials into gas without any emissions. The project is in jeopardy due to technical problems with the Russian scientists.
Changes in Accounting Policies including Initial Adoption: There were no changes in accounting policies during the year ended December 31, 2008.

Off- Balance Sheet Arrangements: The Company has no off-balance sheet arrangements.

Financial Instruments and Other Instruments: The Company's financial instruments consist of cash, liquid securities accounts payable, loans payable and accrued liabilities.

It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments and that the fair value of these financial instruments approximates their carrying values.

The increase in net loss was primarily a result of non cash accounting for the stock option plan. Overall expenses increased approximately 3% during the current year over those of the previous year. The Company is subject to numerous risk factors that may affect its business prospects in the future. These include commodity prices, availability of capital, political and regulatory risks, environmental risks, competition, and dependence on key personnel, currency risk and potential amendments to tax laws.

Results of Operations
Selected Annual Information: The following table sets forth a breakdown of material components of the general and administration costs, capitalized or expensed exploration and development costs of the Company for the periods indicated. Details of the expenditures, comprised principally of general and administration costs and exploration costs, contributing to the loss are described below.

General and Administrative Costs		2007		2006
Legal and audit	$	45,926	$	34,331
Consulting fees	$	208,568	$	133,591
Stock-based compensation	$	910,300	$	13,200
General office and Investor Relations	$	39,869	$	131,017
Depreciation	$	20,220	$	22,238
Occupancy Costs	$	4,849	$	22,521
Travel and vehicle	$	70,694	$	54,869
Transfer agent and regulatory fees	$	20,637	$	26,372
Exploration and property evaluation costs	$	5,833	$	129,959
Write-down of mining interests	$	-	$	-
Management fees	$	65,000	$	39,993

	Authorized	Outstanding
Voting or equity securities issued and outstanding	Unlimited Common Shares	92,277,000 Common Shares.
Securities convertible or exercisable into voting or equity securities	a) Options to acquire up to 40% of the issued and outstanding Common Shares. b) Warrant: 5,500,000 at .10 until December 2009.	a) The number of common shares under option is 30,500,000-13,300,000 at .05; 8,800,000 at .07; 300,000 at .09; 7,250,000 at .11; 850,000 at .15. All expire Jul.31, 2010.
Voting or equity securities issuable on conversion or exchange of outstanding securities	(as above)	(as above)

Share capital at July 31, 2008 consists of 92,277,000 issued and outstanding common shares

Changes in Accounting Policies including Initial Adoption New Accounting Pronouncements: The Company has adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants. These new standards were adopted on a prospective basis with no restatement of prior period financial statements. The new standards are as follows:

Financial Instruments – Recognition and Measurement (Section 3855)
In accordance with the new standard, the Company now classifies all financial instruments as held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on the statement of income.

Upon adoption of this new standard, the Company has designated its cash and cash equivalents as held-for-trading, which is measured at fair value. Advances to officers, directors and shareholders are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities which are measured at amortized cost. The Company classifies its securities as available-for-sale and therefore carries them at fair value, with the unrealized gain or loss recorded in shareholders' equity as a component of other comprehensive income. These amounts will be reclassified from shareholders' equity to net income when the investments are sold.

COMPREHENSIVE INCOME (Section 1530)
Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a statement of comprehensive income and a new category, accumulated other comprehensive income, in the shareholders' equity section of the balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale.

Off- Balance Sheet Arrangements: The Company has no off-balance sheet arrangements.

Subsequent Events and Commitments:

- Subsequent to the year end, the Company ceased trading on the CNQ Exchange;
- Subsequent to the year end, the Company issued 4,000,000 common shares for investor relations services for a deemed value of $40,000;
- On September 25, 2008, the Company entered into an option agreement with an arms length party to option 100,000 common shares in the Company's majority owned subsidiary with an exercise price of $0.25 per share for aggregate proceeds of $25,000. The options are exercisable through to September30, 2009. In consideration for this option the Company received $5,000;
- The Company entered into an agreement with Canada Iron Inc. ("Iron"), the Company's wholly owned subsidiary, Chalice Diamond Corp. ("Chalice), and Klondike Gold Corp. ("Klondike"). Pursuant to the agreement the following events came into effect:

I. The Company assigned its 100% interest in 8 mining claims (the "Esquega Property") held in Esquega Township equally to Chalice and Klondike;

II. Chalice and Klondike assigned back to the Company its 100% interest in the iron ore rights on the Esquaga Property;

III. Iron assigned its 100% interest in all mineral rights on the Corbiere Property, Wawa, Ontario (the "Corbierre Property"), except for, the iron ore rights which will remain exclusively with Iron, equally to Chalice and Klondike;

IV. Chalice and Klondike transferred its 100% interest in 3 mining claims (the "Chalice Property") located in Wawa, Ontario, to Iron; and Iron assigned back 100% interest in all non-iron ore rights in the Chalice Property equally to Chalice and Klondike.

V. The Chalice property is subject to a 3% NSR.

Additional information relating to the Company can be found under the Company's documents filed on the SEDAR website at http://www.sedar.com.

File# 82-478

REVOLUTION TECHNOLOGIES INC.
(A Development Stage Enterprise)
CONSOLIDATED FINANCIAL STATEMENTS

FIRST QUARTER ENDED OCTOBER 31, 2008

(Unaudited – Prepared by Management)

The Auditors of Revolution Technologies Inc. have not performed a review of these unaudited financial statements for the three months ended Oct.31, 2008. Adjustments may be required.

REVOLUTION TECHNOLOGIES INC.
(A Development Stage Enterprise)
CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2008
(Unaudited – Prepared by Management)

INDEX

REVOLUTION TECHNOLOGIES INC.
(A Development Stage Enterprise)
CONSOLIDATED BALANCE SHEETS
AS AT OCTOBER 31, 2008 AND JULY 31, 2008
(Unaudited-Prepared by Management)

ASSETS

	Oct.31 2008	Jul.31 2008
CURRENT		
Cash and cash equivalents	$ 218,673	$ 18,122
Accounts receivable	965	871
Advances to officers, directors and shareholders (note 6)	20,149	21,901
	239,787	40,894
CAPITAL ASSETS (note 7)	54,176	59,231
MINING INTERESTS (note 5)	10,757	3,091
INVESTMENT IN REVOLUTION ENERGY INC. (note 4(a))	35,664	-
	$ 340,384	$ 138,880

LIABILITIES

	Oct.31 2008	Jul.31 2008
CURRENT		
Accounts payable and accrued liabilities	$ 22,288	$ 22,288
Advances from Revolution Energy Inc. (note 4(a))	2,635	2,635
	24,923	24,923
MINORITY INTEREST (Note 4 (b)	267,942	-
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (note 8 (a))	13,766,436	13,708,936
TREASURY SHARES (note 8 (b))	(16,385)	(16,385)
CONTRIBUTED SURPLUS (note 9)	1,233,218	1,233,218
ACCUMULATED OTHER COMPREHENSIVE INCOME (note 11)	-	-
DEFICIT (Page 2)	(14,935,750)	(14,811,812)
	47,519	113,957
	$ 340,384	$ 138,880

GOING CONCERN CONSIDERATIONS (note 1)
COMMITMENTS AND CONTINGENCIES (note 9)

The accompanying notes are an integral part of these consolidated financial statements.

REVOLUTION TECHNOLOGIES INC.
(A Development Stage Enterprise)
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
FOR THE THREE MONTHS ENDED OCTOBER 31, 2008 and 2007
(Unaudited – Prepared by Management)

	Oct.31 2008	Cct.31 2007
EXPENSES		
Office, general and investor relations	$ 49,345	$ 60,129
Exploration and property evaluation costs	-	5,725
Consulting fees	28,537	57,873
Depreciation of fixed assets	5,055	5,055
Management fees	18,000	-
Legal and audit	1,508	7,273
Occupancy costs	10,114	6,884
Travel	25,190	35,885
Transfer agent's and regulatory fees	6,564	11,443
Loss before the undernoted	144,314	160,267
Income	(7,519)	-
Management fee and miscellaneous income	(-)	(9,456)
Gain on sale of marketable securities	-	(11,367)
Minority Interest in loss of Canada Iron Inc.	(12,857)	(-)
NET LOSS FOR THE YEAR TO DATE	123.938	139,354
DEFICIT AT BEGINNING OF THE PERIOD	14,811,812	13,564,327
DEFICIT AT END OF THE PERIOD	$14,935,750	$13,703,368
Basic and diluted loss per share	$ 0.01	$ 0.01

The accompanying notes are an integral part of these consolidated financial statements.

REVOLUTION TECHNOLOGIES INC.
(A Development Stage Enterprise)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE THREE MONTHS ENDED OCTOBER 31, 2008 and 2007

	Oct.31 2008	Oct.31 2007
Net loss for the period	$ 123,938	$ 139,354
Other comprehensive income net of tax:		
Unrealized gain on available-for-sale securities (notes 11)	-	(11,367)
Gain on sale of marketable securities reclassified to net income	-	-
Comprehensive loss for the period	$ 123,938	$ 127,987

The accompanying notes are an integral part of these consolidated financial statements.

REVOLUTION TECHNOLOGIES INC.
(A Development Stage Enterprise)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED OCTOBER 31, 2008 AND 2007

	Oct.31 2008	Oct.31 2007
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:		
Net loss for the year	($ 123,938)	($ 139,354)
Add items not affecting cash:		
Depreciation	5,055	5,055
Gain on disposal of available-for-sale securities	(-)	(11,367)
Gain from Revolution Energy Inc. share issue	(-)	-
Consulting fees	35,000	-
Minority interest	(12,857)	-
Net changes in working capital balances:		
Decrease (increase) in prepaid expenses	-	15,013
Increase in accounts receivable	(94)	-
Increase (decrease) in accounts payable and accrued liabilities	-	1,593
Cash used in operations	(96,834)	(129,060)
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES:		
Additions to mining interests	(7.666)	(5,192)
Proceeds on disposal of available-for-sale securities	-	148,387
Purchase of available-for-sale securities	(-)	(83,721)
Cash provided by investing	(7,666)	59,474
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES:		
Issuance of common shares	22,500	89,786
Increase in minority interest	280,799	-
Decrease (increase) in advance to officers, directors and shareholders	1,752	-
Cash provided by financing	305,051	89,786
INCREASE (DECREASE) IN CASH DURING THE PERIOD	200,551	20,200
CASH POSITION AT BEGINNING OF PERIOD	18,122	41,200
CASH POSITION AT END OF PERIOD	$ 218,673	$ 61,400

The accompanying notes are an integral part of these consolidated financial statements.

REVOLUTION TECHNOLOGIES INC.
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2008

1 - NATURE OF BUSINESS AND GOING CONCERN CONSIDERATIONS:

Revolution Technologies Inc. (the "Company") was incorporated under the laws of the Province of British Columbia on July 19, 1979 and changed its province of Registration and continued under the Ontario Business Corporations Act (OBCA) on September 19, 1997. By articles of amendment dated February 12, 2008 the Company changed its name from Geophysical Prospecting Inc. to Revolution Technologies Inc. The Company is in the business of acquiring, exploring, and developing new technologies as well as resource properties. Substantially, all of the efforts of the Company are devoted to these business activities. To date the Company has not earned significant revenue and is considered to be in the development stage. The ability of the Company to carry out its business plan rests with its ability to secure equity and other financing.

The Company is in the process of exploring its resource mining properties and has not yet determined whether these properties contain economically recoverable reserves. The continued operations of the Company and the amounts recoverable on these mining properties are dependent upon the economically recoverable reserves, the ability of the Company in obtaining the financing to complete the necessary exploration and development upon attaining future profitable production or proceeds from disposition of the mining properties.

Although the Company has taken steps to verify title to mining properties in which it has an interest according to industry standards for the stage of exploration and development of such properties, these procedures may not guarantee the Company's title. Properties may be subject to undisclosed prior agreements or transfers and title may be affected by undetected defects.

The Company's continued existence as a going concern is dependent upon its ability to continue to obtain adequate ongoing debt and/or equity financing with creditors, officers, directors and stakeholders. In addition the Company must also ultimately become profitable.

2 - SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION:

Theses consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. Summarized below are those policies considered particularly significant to the Company. References to the Company included herein are inclusive of the accounts of Revolutions Technologies Inc.'s wholly owned subsidiaries Canada Iron Inc. (formerly Josephine Iron Mines Inc.), Revolution Energy Inc. (formerly GPI Energy Inc.), and Manitoba Holdings Ltd. All inter-company balances and transactions have been eliminated.

During the year ended July 31, 2008, the Company's 100% equity interest in Revolution Energy Inc. was reduced to 49.6%. The reduction was a result of Revolution Energy Inc. issuing additional common shares in exchange for cash and a conversion technology. The Company recorded a gain of $173,082 relating to its 49.6% portion of the assets received. In the current year, the Company adopted the equity method (see note 5) of accounting for this investment.

REVOLUTION TECHNOLOGIES INC.
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2008

2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

INTERIM FINANCIAL STATEMENTS

The enclosed unaudited financial statements for the three months ended October 31, 2008 conform with generally accepted accounting principals in Canada for interim financial reporting. However, the unaudited financial statements for the three months ended October 31, 2008 do not conform in all respects to the disclosure and information that is required for annual financial statements. For further information, see the Corporation's July 31, 2008 audited financial statements. The accounting policies and methods followed in preparing these financial statements are those used by Revolution Technologies Inc. (the "Corporation") as set out in the July 31, 2008 audited financial statements.

Effective August 1, 2008, the Company has adopted the following accounting policies as recommended by the CICA handbook:

The Company adopted the revised CICA Handbook Section 1506, Accounting Changes, which requires that: (a) a voluntary change in accounting principals can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change and (c) for changes in estimates, the nature and amount of the change should be disclosed.

Capital Disclosures – Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such noncompliance.

Financial instruments – Sections 3862 and 3863 replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

REVOLUTION TECHNOLOGIES INC.
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2008

3- NEW ACCOUNTING PRONOUNCEMENTS:

The Company has adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants with effect to the fiscal year ended July 31, 2008. These new standards were adopted on a prospective basis with no restatement of prior period financial statements.

These new standards are as follows:

FINANCIAL INSTRUMENTS – RECOGNITION AND MEASUREMENT (Section 3855)

In accordance with the new standard, the Company now classifies all financial instruments as held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on the statement of loss.

Upon adoption of this new standard, the Company has designated its cash and cash equivalents as held-for-trading, which is measured at fair value. Accounts receivable and advances to officers, directors and shareholders are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities and advances from Revolution Energy Inc. are classified as other financial liabilities which are measured at amortized cost. The Company classifies its securities as available-for-sale and therefore carries them at fair value, with the unrealized gain or loss recorded in shareholders' equity as a component of other comprehensive income. These amounts will be reclassified from shareholders' equity to net income when the investments are sold.

COMPREHENSIVE INCOME (Section 1530)

Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a statement of comprehensive income and a new category, accumulated other comprehensive income, in the shareholders' equity section of the balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale. The components of accumulated other comprehensive income for the period ended October 31, 2008 are disclosed in note 10.

4 - (a) INVESTMENT IN REVOLUTION ENERGY INC.:

The Company has an interest in Revolution Energy Inc. ("Revolution"), a privately held company. Revolution is a company focused on an energy conversion technology (in the development stage) with the intent that it will convert organic material to electricity and synthetic gas in a 100% closed system. The interest in Revolution is shown as an equity accounted investee. The investment in Revolution is comprised of common shares. At July 31, 2008, the Company held voting common shares comprising approximately 49.6% of the voting rights of Revolution. The Company's share in the loss of Revolution Energy Inc. for the year ended July 31, 2008 amounted to $137,418. During the first quarter of 2009 Revolution Energy Inc. was inactive.

Certain directors of the Company also sit on the Revolution board of directors.

REVOLUTION TECHNOLOGIES INC.
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2008

4 - (b) MINORITY INTERESTS IN CANADA IRON INC.:

The Company has an interest in Canada Iron Inc. ("Iron"), a privately held company. Iron is a company focused on developing its iron ore mining interests in Wawa, Ontario and in Quebec... During the first quarter 2009 the Company subsidiary issued 1,248,000 common shares representing a 22.5% interest in Iron to non related parties. The interest in Revolution is shown using the consolidated basis of accounting as described in note 2. At October 31, 2008, the Company held voting common shares comprising approximately 75.5% of the voting rights of *Canada Iron Inc..*. The Minority interest share in the loss of Canada Iron Inc. for the period ended October 31, 2008 amounted to $12,857.

Certain directors of the Company also sit on the Canada Iron Inc. board of directors.

5 - MINING INTERESTS:
Accumulated mineral property costs have been incurred as follows:

	2008	2007
Balance, Beginning of the year	$ 3,091	$ 1
Costs	7,666	-
Write-down	-	-
Balance, End of the year	$ 10,757	$ 1

Certain mining claims and licenses were issued to the Company during 2007 including 13 claims in the Wawa, Ontario region, 47 claims in Quebec, and land holdings encompassing 93,277 acres in the Fox River Region, Manitoba.

During the year ended October 31, 2008 the Company decided not to pursue certain claims in the Fox River area and let them lapse.

6 - RELATED PARTY ADVANCES AND TRANSACTIONS:

Consulting and management fees amounting to $18,000 (2008- nil) were charged by officers and directors of the Company and by Companies controlled by officers and directors of the Company.

During the period, certain corporate costs were reimbursed by the Company at cost to certain officers and directors.

Advances to officers, directors, and shareholders have no fixed terms of repayment.

The advances from Revolution Energy Inc. are interest free with no specified terms of repayment.

Management believes these transactions are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

REVOLUTION TECHNOLOGIES INC.
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2008

7 - CAPITAL ASSETS:

	Oct.31, 2008			2007
	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE	NET BOOK VALUE
Computer equipment	$ 10,974	$ 6,239	$ 4,735	$ 7,011
Furniture and fixtures	10,179	4,053	6,126	7,758
Leasehold improvements	31,117	10,112	21,005	36,605
Mining equipment	60,000	37,690	22,310	33,022
	$ 112,270	$ 58,094	$ 54,176	$ 74,396

8 - SHARE CAPITAL:

(a) AUTHORIZED

An unlimited number of common shares

ISSUED

	Shares #	Amount $
Balance July 31, 2006	80,757,000	13,259,576
Shares issued on settlement of debt (i)	1,200,000	54,000
Shares issued for cash	5,500,000	220,600
Shares issued for services (ii)	2,000,000	100,000
Tax effect on flow-through shares	-	(72,240)
Shares cancelled	(300,000)	(9,000)
Balance July 31, 2007	89,157,000	13,552,936
Shares issued for services (ii)	7,220,000	361,000
Shares cancelled	(4,100,000)	(205,000)
Balance July 31, 2008	92,277,000	13,708,936
Shares issued for services (iii)	3,500,000	35,000
Shares issued for cash (iv)	500,000	25,000
Less: cost of issuance	-	(2,500)
Balance Oct.31, 2008	96,277,000	13,766,436

8 - SHARE CAPITAL (continued):

(i) Shares issued on settlement of debt
In 2007 the Company issued 1,000,000 common shares to shareholders in settlement of debt owed by the Company for a total deemed value of $50,000.

(ii) Shares issued for services
In 2008 the Company issued 3,000,000 common shares for consulting services charged by directors and officers totalling $150,000.

(iii) Shares issued for services
In 2009 the company issued 3,500,000 common shares for investor relations services totalling $35,000

(iv) Shares issued for cash

See note 18(a) for additional common share information.

(b) TREASURY SHARES:

In November 1994, The Company acquired 5,600 common shares for a total cost of $ 16,385. The current market value as at July 31, 2007 was $308. At present the company does not intent to purchase additional shares.

(c) The Company has non-capital losses of approximately $1,080,228 which expire through 2028. The benefit of these losses has not been recognized for financial statements purposes.

(d) During the year, the Company paid $ nil (2007- $nil) in respect of income taxes.

9 – CONTINGENT LIABILITITES AND COMMITMENTS:

(a) In July 1993, the Company issued convertible notes payable in conjunction with a private placement. The notes were unsecured and subject to interest being charged at a rate of 5%, starting 150 days from the issuance of the notes or to May 17, 1994, the date the shares were issued. As remittances of some of the subscription amounts were late, certain subscribers waived the interest that would have been payable. The Company believes that the outstanding interest of $70,083 will continue to be waived until legally no longer payable. Accordingly, the Company removed the liability from the balance sheet on July 31, 2003, although no formal waiver has been received from the subscribers.

(b) On July 31, 1997, the Company received $150,000 USD in respect of a proposed convertible debenture issue. The issue was never completed and to date, the funds have not been repaid to the investor. Current Management has no knowledge of who the investor was and in their opinion the investor has no right of recourse for collections.

(c) The Company entered a premises lease for $1,095 monthly (escalating to $1,625 monthly) expiring January 31, 2010.

(d) The Company entered a premises lease for $2,500 monthly. The lease is month to month.

REVOLUTION TECHNOLOGIES INC.
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2008

10 - COMPARATIVE FIGURES:

Certain figures shown for comparative purposes have been reclassified to conform with the classifications adopted in the current period.

11 - FINANCIAL INSTRUMENTS:

a) Fair value
The Company has determined the estimated fair value of its financial instruments based on estimates and assumptions. The actual results may differ from those estimates and the use of different assumptions or methodologies may have a material effect on the estimated fair value amounts.

The fair value of cash and cash equivalents, accounts receivable, advances to officers, directors and shareholders, and accounts payable and accrued liabilities is comparable to their carrying value due to the relatively short period to maturity of these instruments.

The fair values of the advances from Revolution Energy Inc. are not reasonably determinable since there are no repayment terms associated with the amounts.

b) Credit risk
The Company does not have any material risk exposure to any single debtor or group of debtors.

c) Commodity price risk
The ability of the Company to develop its properties and the future profitability of the Company is directly related to the market price of certain minerals.

12 - SEGMENTED INFORMATION:

The Company operates in one operating reporting segment, being mineral exploration and development. The Company's principal mining interest is located in the Wawa, Ontario. In addition, all of the Company's assets and expenses are in Canada.

File # 82-478

Revolution Technologies Inc.
MANAGEMENT'S DISCUSSION & ANALYSIS
Period ended October 31, 2008

Management's discussion and analysis (MD&A) is current to October 31 2008,, is management's assessment of the statement of operations and the financial results together with future prospects of Revolution Technologies Inc(the "Company"). The MD&A should be read in conjunction with our financial statements and related notes. This discussion contains forward-looking statements that are not historical in nature and involves risks and uncertainties Forward-looking statements are not guarantees as to Revolutions future results as there are inherent difficulties in predicting future results. Accordingly, actual results could differ materially from those expressed or implied in the forward-looking statements. The Company has adopted National Policy Instrument 51-102F1 as the guideline in presenting the MD&A. Additional information relevant to the Company's activities including the Company's Annual Report and audited financial statements can be found on SEDAR at www.sedar.com.

Description of Business

The Company is a reporting issuer in Ontario whose common shares are quoted over the counter in Canada and posted for quotation on the united states Pink Sheets under the symbol RVLTF .The Company was incorporated under the laws of the Province of British Columbia on July 19, 1979 and changed its province of Registration and continued under the Ontario Business Corporations Act (OBCA) on September 19, 1997.

On December 7, 1998, the Company abandoned its mineral resource properties. On January 22, 2001 the Company acquired all the issued and outstanding shares of World Domain Registry Inc., which was an accredited Domain Name Registrar of the Canadian Internet Registry Authority. In 2003 the Company decided to discontinue this business and on July 31, 2004 sold its 100% interest in World Domain to a shareholder and director as partial settlement of advances made to this company.

Revolutions business model is unique. The Company utilizes modern technology to prospect for minerals for its own account and combined with the use of internal capital to pay for geophysical surveys for other juniors in return for equity is especially unique and provides incredible leverage for shareholders. The company has no debt. As at July31, 2008, the directors and officers of the Company were: O.V. Tony Dwyer(Chairman & Director); Gary Handley(President & Director);P Dunn(Director). P Dunn has resigned as at Oct 31, 2008 for medical reasons. The Company will nominate Mr. Robert Downes (retired banker) to fill the position.

Business Summary for the year
The Company has assembled a land portfolio, land holdings in Ontario including Wawa Corbiere Township (4 claims totaling 4 SQ KM'S Iron rights-Josephine Iron Mines Inc.), Esquega Township(9 claims totaling 8.5 SQ KM'S Iron rights only); and Quebec Baie-Comeau(14 claims totaling 1625 acres), Schefferville (33 claims totaling 3500 acres -Josephine Iron Mines Inc.) and Manitoba Fox River 108B (13,466 ha's or 32,000 acres).

Wawa,Esquega
The claims cover 2000 acres adjacent to Klondike Gold Corp., 50% owned by Richard Hughes' Golden Chalis Resources Inc. (GCR-V), and 5 kilometers directly east of Dianor Resources Inc.'s (DOR-V) recent drill program on their major diamond discovery in Chabanel Township.

The Company conducted an airborne geophysical Survey using Geotech's www.geotechairborne.com airborne VTEM system. The data displayed three possible Kimberlites warranting additional exploration. The company is searching for a JV partner to undertake an exploration program. The company has entered into an arrangement whereby Revolution acquires three additional land claims adjorning the wawa property. In return Revolution gave the non iron mineral rights of both Wawa properties to Golden Chalice while maintaining 100% f the Iron rights to the entire properties. The Company placed the Iron assets into a new private company called Canada Iron Inc. (CII) CII proceeded to issue common shares (30%) to 6 accredited seed investors leaving Revolution Technologies Inc with 70% ownership. The funds were used for property acquisition and general administration overhead.

Quebec, Baie Comeau
the Company has staked 14 mining claims located north of Baie-Comeau, Quebec. The area staked displayed encouraging conductivity and possible radioactive anomalies.
The property consists of 14 claims totaling 742 acres in two separate blocks. The Company intends to complete data compilation as quickly as possible to advance investigation of the property's mineral bearing potential. For several decades now, the Baie-Comeau area has been recognized for its uranium-bearing potential, as well as being prospective for the deposition of numerous other minerals.

Manitoba
Revolution's 108B licence in Manitoba covers over 32,000 acres of ground in the Fox River
Claim 108B is situated in the Fox River Belt, at the margin of the geological province of Superior Province in Manitoba. This margin is the favourable geological setting where to the southeast, the world class Thompson Nickel Mine is located as well as Birchtree Mine, and Pipe Mines. This margin in Northern Quebec is often termed the Raglan Belt (or Cape Smith Belt) and hosts the Raglan Mines of Xstrata Nickel and the Nunavik Nickel Project of Canadian Royalties.

Wawa- Corbier
The Company has prepared a 43-101 compliant technical report on the Corbierre Property. The property hosts iron deposits of a historical nature. The greatest potential of the property is felt to be in the prospect for finding additional reserves of iron ore which at today's prices may be economic to mine.

The Company's shares have been accepted for trading on the Frankfurt Stock Exchange under the symbol 3GP.

The Frankfurt Stock Exchange is the world's third largest trading center for securities and Germany's largest exchange. It is responsible for 90 percent of the securities trading volume in Germany. The Exchange facilitates advanced electronic trading, settlement and information systems and enables cross-border trading for international investors.
German investors, both institutional and private, are searching for small to mid-size U.S. and Canadian companies to invest in. With a new investment climate in Europe and changes in the OTC market in Germany the time is now ripe for U.S. and Canadian companies to enter the European public markets.

Alternative Energy
An opportunity was presented to the management that has the potential to be a Company maker. The Company, through Revolution Energy Inc acquired an exciting new technology from a Russian scientist based in Moscow. The technology encompasses a ground-breaking environmentally friendly gasification process that may well have the potential to revolutionize the present global energy paradigm. The technology is unproven. A final Agreement was signed by Revolution Energy, Inc. to acquire the exciting new conversion technology that may convert organic material to electricity and syngas (synthetic gas) in a 100% closed system with absolutely no emissions. The technology is unproven.

The technology is a Paper Technology only. In order to proceed to funding for proof of concept and commercialization of the technology we will need to build a prototype and/or obtain academic validation of the technology from a North American Accredited Technology Institution. We are trying to get Dr. Barchan to send us the complete technology details in English in order to give to 2-3 Professors here in the West for pre-meeting reading study and analysis. This is a strict requirement of the OCE . Dr. Barchan is proving difficult in providing the details to us. He is afraid that His secrets may be stolen. We are working to convince him that the technology is fully protected under Canadian Intellectual law. His life under Communism and the current Russian State of Crime has made him very nervous.

We have approached and met with The Ontario Centres for Excellence (OCE) Revolution is in the OCE process to initiate academic validation of our technology through collaboration with several universities, leading to funding for the Prototype. We are preparing for our final presentation to OCE and 3 outside professors from Ontario universities for validation leading to prototype funding.

Alex Dementev has resigned from the Company over policy and financial disagreements. Alex is a close friend of Dr. Barchan and thus we are uncertain how this may affect the project. However it is clear that the owner of the Technology is Revolution Energy Inc. not Alex Dementev or Dr. Barchan. The purchase by Revolution was under Canadian Law using Canadian Lawyers.

Dr. Barchan's visa to enter Canada expired thus we will need to get a new Visa.

Due to these events the viability of the project is in jeopardy.

Overall Performance

For the quarter ended October 31, 2008, the Company's cash position increased to $218,673 from $ 18,122 at July31, 2008.

The Company is subject to numerous risk factors that may affect its business prospects in the future. These include commodity prices, availability of capital, political and regulatory risks, environmental risks, competition, and dependence on key personnel, currency risk and potential amendments to tax laws.

Selected Financial Results

A summary of selected information for the last three years is as follows:

	2006 **$**	**2007** **$**	**2008** **$**
Loss before income taxes	533,361	349,057	1,389,396
Net (loss)	533,361	349,057	1,389,396
Loss Per Weighted Average Share	.01	.01	.01
Total Assets	$148,950	$366,520	138,880

Total long-term Liabilities	NIL	NIL	NIL

Results of Operations

For the quarter ended October 31, 2008, the Company incurred a loss of $123,938 [2007 -$139,354].

Summary of Quarterly Results				
Selected financial information:				
Fiscal year 2009	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue				NIL
Gain (Loss)				($123,938)
Gain (Loss) per share				(0.00)
Total Assets				$338,698
Total Liabilities				$292,865
Fiscal year 2008	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	NIL	NIL	NIL	NIL
Gain (Loss)	(84,611)	(191,642)	(153,668)	(139,354)
Gain (Loss) per share	(0.00)	(0.00)	(0.00)	(0.00)
Total Assets	$92,052	$151,943	$307,027	$277,378
Total Long Term Liabilities	NIL	NIL	NIL	NIL
Fiscal year 2007	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	234,562	82,111	90,191	-
Gain (Loss)	182,593	(215,703)	(97,508)	(78,089)
Gain (Loss) per share	(0.00)	(0.00)	(0.00)	(0.00)
Total Assets	$366,520	$	$307,027	$277,378
Total Long Term Liabilities	NIL	NIL	NIL	NIL

Fiscal year 2006	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	49,250	-	-	-
Gain (Loss)	(185,780)	(135,865)	(191,270)	(20,446)
Gain (Loss) per share	(0.00)	(0.00)	(0.00)	(0.00)

EXPENSES

Fiscal year 2009	1st QTR
Amortization	$5,055
Audit –Legal	$1,508
Consulting Fees	$28,537
Management Fees	18,000
Rent	$10,114
Office- General	$49,345
Transfer Agent	$6,564
Total Expenses	

Fiscal year 2008	**3rdQTR**	**2nd QTR**	**1st QTR**
Amortization	-	$5,261	$5,055
Audit –Legal	12,766	$26,663	$7,273
Consulting Fees	$62,918	$81,935	$57,873
Management Fees	-	-	-
Rent	-	$6,000	$6,884
Office- General	$97,138	$12,567	$30,129
Transfer Agent	$7,387	$6,133	$11,443
Total Expenses	$210,989	$153,668	$160,267

Fiscal year 2007	**3rd QTR**	**2nd QTR**	**1st QTR**
Amortization	-	$3,340	$3,720
Audit –Legal	$18,391	$33,936	$ -
Consulting Fees	$105,594	$31,389	$12,026
Management Fees	$12,000	$12,000	$12,000
Rent	-	$3,000	$3,000
Office- General	$34.878	$58,860	$19387
Transfer Agent	$5,366	$23,296	$1,553

Total Expenses	$297,814	$187,672	$78,089

Liquidity and Capital Resources

The Company reported working capital of $218,673 For the first quarter ended October 31 2009 year, compared to a working capital of $40,894 For the quarter ended October 31 2008. The Company anticipates that additional financings will be required during 2009-2010 to fund its plans and cover its general and administrative expenses. The Company is presently conducting exploration on its properties. The Company's properties are not yet in production and consequently do not produce any revenue. As a result, the Company's ability to conduct operations, including the acquisition and exploration of mineral properties, is based completely on its ability to raise funds, primarily from equity sources. The recoverability of amounts recorded for minerals properties and deferred exploration is dependent on the discovery of economically recoverable reserves on its mineral properties, the ability of the Company to obtain additional financing to complete exploration and development and upon future profitable production or on sufficient proceeds from disposition of such properties. There can be no assurance that the Company will succeed in obtaining additional financing, now or in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and eventually to forfeit or sell, at fair market value, its interest in its properties.

Transactions with Related Parties

During the quarter ended October 31, $18,000 was paid to officers and directors of the company for management consulting services.

RELATED PARTY ADVANCES AND TRANSACTIONS:
Consulting and management fees of $18,000 were charged by officers and directors of the Company and by Companies controlled by officers and directors of the Company; During the year, certain corporate costs were reimbursed by the Company at cost to certain officers and directors; Advances to officers, directors, and shareholders have no fixed terms of repayment.

Proposed Transactions

The Company organized its Wawa mining properties along with most of its Quebec exploration properties into a new entity-Josephine Iron Mines Inc. and changed its name to Canada Iron Inc.(CII) CII will attempt to raise seed capital from Accredited Investors in order to develop its Iron Holdings. This will reduce Revolution Technologies equity ownership. In addition the company's investment in new Alternative Energy unit - Revolution Energy Inc. was reduced to fewer than 10%. The project is in jeopardy due to substantial technical problems with the Russian Scientists. In addition the technology is only a "paper technology as it is UNPROVEN.

Changes in Accounting Policies including Initial Adoption

There were no changes in accounting policies during the quarter ended October 31, 2008

Off- Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash, liquid securities accounts payable, loans payable and accrued liabilities.

It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments and that the fair value of these financial instruments approximates their carrying values.

The increase in net loss was primarily a result of non cash accounting for the stock option plan; Overall expenses decreased approximately 5% during the current quarter over those of the previous quarter.

The Company is subject to numerous risk factors that may affect its business prospects in the future. These include commodity prices, availability of capital, political and regulatory risks, environmental risks, competition, and dependence on key personnel, currency risk and potential amendments to tax laws.

Results of Operations

Selected Annual Information

The following table sets forth a breakdown of material components of the general and administration costs, capitalized or expensed exploration and development costs of the Company for the periods indicated.

Details of the expenditures, comprised principally of general and administration costs and exploration costs, contributing to the loss are described below.

General and Administrative Costs	2008	2007	2006
Legal and audit	45,926	34,311	$21,558
Consulting fees	208,568	133,591	180,771
Stock-based compensation	910,300	13,200	-
General office and Investor Relations	39,869	131,017	107,264
Depreciation	20,220	22,238	10,581
Occupancy Costs	4,849	22,521	-
Travel and vehicle	70,694	54,869	-
Transfer agent and regulatory fees	20,637	26,372	
Exploration and property evaluation costs	5,833	129,959	85,293
Write-down of mining interests -		-	58,590
Management fees	65,500	39,993	95,000
Financing fees	-	7500	-

General and Administrative Costs	10/08	10/07
Legal and audit	1,508	7,273
Consulting fees	28,537	57,873
Stock-based compensation	-	-
General office and Investor Relations	49,345	60,129
Depreciation	5,055	5,055
Occupancy Costs	10,114	6,884
Travel and vehicle	25,190	35,885
Transfer agent and regulatory fees	6,564	11,443
Exploration and property evaluation costs	-	5,725
Write-down of mining interests		
Management fees	18,000	-
Financing fees	-	-

Disclosure of Outstanding Share Data

	Authorized	Outstanding
Voting or equity securities issued and outstanding	Unlimited Common Shares	96,277,000 Common Shares.
Securities convertible or exercisable into voting or equity securities	a) Options to acquire up to 40% of the issued and outstanding Common Shares. WARRANTS 5,500,000@ .10 UNTIL Dec,09	a) The number of common shares under option is 30,500,000 total. 13,300,000 at .05 8,800,000 at .07 300,000 at .09 7,250,000 at .11 850,000 at .15 All expires Jul.31, 10.
Voting or equity securities issuable on conversion or exchange of outstanding securities	(as above)	(as above)

Share capital at October 31, 2008 consists of 96,277,000 issued and outstanding common shares

Changes in Accounting Policies including Initial Adoption

New Accounting Pronouncements:

The Company has adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants. These new standards were adopted on a prospective basis with no restatement of prior period financial statements. The new standards are as follows:

Financial Instruments – Recognition And Measurement (Section 3855)

In accordance with the new standard, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on the statement of income.

Upon adoption of this new standard, the Company has designated its cash and cash equivalents as held-for-trading, which is measured at fair value. Advances to officers, directors and shareholders are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities which are measured at amortized cost. The Company classifies its securities as available-for-sale and therefore carries them at fair value, with the unrealized gain or loss recorded in shareholders' equity as a component of other comprehensive income. These amounts will be reclassified from shareholders' equity to net income when the investments are sold.

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a statement of comprehensive income and a new category, accumulated other comprehensive income, in the shareholders' equity section of the balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale.

Off- Balance Sheet Arrangements

The Company has no off-balance sheet arrangements

Subsequent Events And Commitments:
a) Subsequent to the year end, the Company ceased trading on the CNQ Exchange at the company's request.
b) During the quarter the Company issued 3,500,000 common shares for investor relation services with a deemed value of $35,000.
c) On September 25, 2008, the Company entered into an option agreement with an arms length party to option 100,000 common shares in the Company's majority owned subsidiary (Canada Iron Inc)with an exercise price of$0.25 per share for aggregate proceeds of $25,000. The options are exercisable through to September30, 2009. In consideration for this option the Company received $5,000.
d) The Company's subsidiary entered into an agreement with ("Iron"), with Chalice Diamond Corp. ("Chalice), and Klondike Gold Corp. ("Klondike"). Pursuant to the agreement the following events came into effect: In addition CII issued 25 % of its equity to accredited seed Investors.
I. The Company assigned its 100% interest in 8 mining claims (the "Esquega Property") held in Esquega Township equally to Chalice and Klondike;
II. Chalice and Klondike assigned back to the Company its 100% interest in the iron ore rights on the Esquaga Property;
III. Iron assigned its 100% interest in all mineral rights on the Corbiere Property, Wawa, Ontario (the "Corbierre Property"), except for, the iron ore rights which will remain exclusively with Iron, equally to Chalice and Klondike;
IV. Chalice and Klondike transferred its 100% interest in 3 mining claims (the "Chalice Property") located in Wawa, Ontario, to Iron; and
V. Iron assigned back 100% interest in all non-iron ore rights in the Chalice Property equally to Chalice and Klondike.The Chalice property is subject to a 3% NSR.

Additional information relating to the Company can be found under the Company's documents filed on the SEDAR website at http://www.sedar.com.

File# 82-478

REVOLUTION TECHNOLOGIES INC.
(A Development Stage Enterprise)
CONSOLIDATED FINANCIAL STATEMENTS

SECOND QUARTER ENDED JANUARY 31, 2009

(Unaudited – Prepared by Management)

The Auditors of Revolution Technologies Inc. have not performed a review of these unaudited financial statements for the Six months ended Jan.31, 2009. Adjustments may be required.

REVOLUTION TECHNOLOGIES INC.
(A Development Stage Enterprise)
CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2008
(Unaudited – Prepared by Management)

INDEX

REVOLUTION TECHNOLOGIES INC.
(A Development Stage Enterprise)
CONSOLIDATED BALANCE SHEETS
As At January 31, 2009 AND JULY 31, 2008
(Unaudited-Prepared by Management)

ASSETS

	Jan.31 2009	Jul.31 2008
CURRENT		
Cash and cash equivalents	$ 77,949	$ 18,122
Accounts receivable	2,034	871
Advances to officers, directors and shareholders (note 6)	20,149	21,901
	100,132	40,894
CAPITAL ASSETS (note 7)	54,489	59,231
MINING INTERESTS (note 5)	26,511	3,091
INVESTMENT IN REVOLUTION ENERGY INC. (note 4(a))	-	-
	$ 181,132	$ 138,880

LIABILITIES

	Jan.31 2009	Jul.31 2008
CURRENT		
Accounts payable and accrued liabilities	$ 22,288	$ 22,288
Advances from Revolution Energy Inc. (note 4(a))	2,635	2,635
	24,923	24,923
MINORITY INTEREST (Note 4 (b)	248,355	-
	273,278	24,923
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (note 8 (a))	13,938,436	13,708,936
TREASURY SHARES (note 8 (b))	(16,385)	(16,385)
CONTRIBUTED SURPLUS (note 9)	1,233,218	1,233,218
ACCUMULATED OTHER COMPREHENSIVE INCOME (note 11)	-	-
DEFICIT (Page 2)	(15,247,415)	(14,811,812)
	92,146	113,957
	$ 181,132	$ 138,880

GOING CONCERN CONSIDERATIONS (note 1)
COMMITMENTS AND CONTINGENCIES (note 9)

The accompanying notes are an integral part of these consolidated financial statements.

REVOLUTION TECHNOLOGIES INC.
(A Development Stage Enterprise)
Consolidated Statements of Loss and Deficit
For the Six Month Period Ended
January 31, 2008 and 2008

	Three Months		Six Months	
	2009	2008	2009	2008
REVENUE			-	-
Gain on sale of marketable securities	-	34,223	-	45,590
Other income	5,794	2,804	13,313	12,350
	5.794	37,027	13,313	57,940
OPERATING EXPENSES				
Professional fees	15,783	26,663	17,291	33,936
Exploration	-	5,163	-	5,163
Consulting fees	71,513	81,935	100,050	139,808
Management fees	142,500	-	160,500	-
Transfer agents' fees	10,281	6,133	16,845	17,576
Depreciation	2,377	5,261	7,432	10,316
Travel and automobile expense	11,353	7,252	36,543	36,011
Office, general& administration	34,454	18,567	83,799	68,431
Interest and bank charges	418	2,714	418	2,714
Rent	12,703	-	22,818	-
	301,382	153,688	445,696	313,955
Loss before the following:	(295,588)	(116,661)	(432,383)	(256,015)
Write off of Investment in Revolution Energy Inc.	(35,664)	-	(35,664)	-
Less: Minority interest	19,587	-	32,444	-
Net Loss for the Period	(311,665)	(116,661)	(435,603)	(256,015)
Deficit, Beginning of Period	(14,935,750)	(13,703,681)	(14,811,812)	(13,564,327)
DEFICIT, END OF PERIOD	(15,247,415)	(13,820,342)	(15,247,415)	(13,820,342)
NET LOSS PER SHARE	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

The accompanying notes are an integral part of these financial statements.

REVOLUTION TECHNOLOGIES INC.
(A Development Stage Enterprise)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the Six Month Period Ended
January 31, 2009 and 2008

	Three Months		Six Months	
	2009	**2008**	**2009**	**2008**
CASH PROVIDED BY (USED IN):				
Operating Activities				
Net loss for the period	$ (311,665)	$ (116,611)	$ (435,603)	$ (256,015)
Other comprehensive income net of tax:				
(Unrealized gain on available-for-sale securities	-	(10,837)	-	(10,837)
COMPREHENSIVE LOSS FOR THE PERIOD	$ (311,665)	$ (127,448)	$ (435,603)	$ (266,852)

The accompanying notes are an integral part of these consolidated financial statements.

REVOLUTION TECHNOLOGIES INC.
(A Development Stage Enterprise)
Consolidated Statements of Cash Flows
For the Six Month Period Ended
January 31, 2009 and 2008

	Three Months		Six Months	
	2009	**2008**	**2009**	**2008**
CASH PROVIDED BY (USED IN):				
Operating Activities				
Net loss for the period	$ (311,665)	$ (116,611)	$ (435,603)	$ (256,015)
Add(deduct) items not affecting cash flow:				
Management and consulting fees	172,000		207,000	
Minority interest	(19,587)	-	(32,444)	-
Write off of investment in Revolution Energy Inc.	35,664	-	35,664	-
(Gain) on sale of marketable securities	-	(34,223)	-	(45,490)
Depreciation	2,377	5,216	7,432	10,316
	(82,037)	(142,623)	(217,951)	(291,289)
Changes I non-cash working capital:				
Accounts receivable	(1,069)	-	(1.163)	-
Prepaid expenses	-	(25,000)	-	(9,987)
Accounts payable and accrued liabilities	-	11,650	-	13,243
Cash (used in) operating activities	(83,106)	(158,973)	(219,114)	(288,033)
Financing Activities				
(Increase)decrease in advances to officers, directors and shareholders	-	-	1,752	-
Issuance of common shares	-	135,170	22,500	224,956
Cash (provided by) financing activities	-	135,170	24,252	224,956
Investing Activities				
Acquisition of marketable securities	-	-	-	(83,721)
Increase in minority interest	-	-	280,799	-
Proceed on sale of marketable securities	-	83,755	-	232,142
Addition to property, plant and equipment	(2,690)	3,692	(2,690)	(1,500)
Additions to mining interests	(15,757)	-	(23,420)	-
	(18,444)	87,447	254,689	146,921
INCREASE (DECREASE) IN CASH	(140,724)	63,644	59,827	83,844
CASH, BEGINNING OF PERIOD	218,673	61,400	18,122	41,200
CASH, END OF PERIOD	$77,949	$ 125,044	$ 77,949	$ 125,044

The accompanying notes are an integral part of these consolidated financial statements.

REVOLUTION TECHNOLOGIES INC.
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2009

1 - NATURE OF BUSINESS AND GOING CONCERN CONSIDERATIONS:

Revolution Technologies Inc. (the "Company") was incorporated under the laws of the Province of British Columbia on July 19, 1979 and changed its province of Registration and continued under the Ontario Business Corporations Act (OBCA) on September 19, 1997. By articles of amendment dated February 12, 2008 the Company changed its name from Geophysical Prospecting Inc. to Revolution Technologies Inc. The Company is in the business of acquiring, exploring, and developing new technologies as well as resource properties. Substantially, all of the efforts of the Company are devoted to these business activities. To date the Company has not earned significant revenue and is considered to be in the development stage. The ability of the Company to carry out its business plan rests with its ability to secure equity and other financing.

The Company is in the process of exploring its resource mining properties and has not yet determined whether these properties contain economically recoverable reserves. The continued operations of the Company and the amounts recoverable on these mining properties are dependent upon the economically recoverable reserves, the ability of the Company in obtaining the financing to complete the necessary exploration and development upon attaining future profitable production or proceeds from disposition of the mining properties.

Although the Company has taken steps to verify title to mining properties in which it has an interest according to industry standards for the stage of exploration and development of such properties, these procedures may not guarantee the Company's title. Properties may be subject to undisclosed prior agreements or transfers and title may be affected by undetected defects.

The Company's continued existence as a going concern is dependent upon its ability to continue to obtain adequate ongoing debt and/or equity financing with creditors, officers, directors and stakeholders. In addition the Company must also ultimately become profitable.

2 - SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION:

Theses consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. Summarized below are those policies considered particularly significant to the Company. References to the Company included herein are inclusive of the accounts of Revolutions Technologies Inc.'s wholly owned subsidiaries Canada Iron Inc. (formerly Josephine Iron Mines Inc.), Revolution Energy Inc. (formerly GPI Energy Inc.), and Manitoba Holdings Ltd. All inter-company balances and transactions have been eliminated.

During the year ended July 31, 2008, the Company's 100% equity interest in Revolution Energy Inc. was reduced to 49.6%. The reduction was a result of Revolution Energy Inc. issuing additional common shares in exchange for cash and a conversion technology. The Company recorded a gain of $173,082 relating to its 49.6% portion of the assets received. In the current year, the Company adopted the equity method (see note 5) of accounting for this investment.

REVOLUTION TECHNOLOGIES INC.
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2009

2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

INTERIM FINANCIAL STATEMENTS

The enclosed unaudited financial statements for the six months ended January 31, 2009 conform with generally accepted accounting principals in Canada for interim financial reporting. However, the unaudited financial statements for the six months ended January 31, 2009 do not conform in all respects to the disclosure and information that is required for annual financial statements. For further information, see the Corporation's July 31, 2008 audited financial statements. The accounting policies and methods followed in preparing these financial statements are those used by Revolution Technologies Inc. (the "Corporation") as set out in the July 31, 2008 audited financial statements.

Effective August 1, 2008, the Company has adopted the following accounting policies as recommended by the CICA handbook:

The Company adopted the revised CICA Handbook Section 1506, Accounting Changes, which requires that: (a) a voluntary change in accounting principals can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change and (c) for changes in estimates, the nature and amount of the change should be disclosed.

Capital Disclosures – Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such noncompliance.

Financial instruments – Sections 3862 and 3863 replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

REVOLUTION TECHNOLOGIES INC.
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2009

3- NEW ACCOUNTING PRONOUNCEMENTS:

The Company has adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants with effect to the fiscal year ended July 31, 2008. These new standards were adopted on a prospective basis with no restatement of prior period financial statements.

These new standards are as follows:

FINANCIAL INSTRUMENTS – RECOGNITION AND MEASUREMENT (Section 3855)

In accordance with the new standard, the Company now classifies all financial instruments as held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on the statement of loss.

Upon adoption of this new standard, the Company has designated its cash and cash equivalents as held-for-trading, which is measured at fair value. Accounts receivable and advances to officers, directors and shareholders are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities and advances from Revolution Energy Inc. are classified as other financial liabilities which are measured at amortized cost. The Company classifies its securities as available-for-sale and therefore carries them at fair value, with the unrealized gain or loss recorded in shareholders' equity as a component of other comprehensive income. These amounts will be reclassified from shareholders' equity to net income when the investments are sold.

COMPREHENSIVE INCOME (Section 1530)

Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a statement of comprehensive income and a new category, accumulated other comprehensive income, in the shareholders' equity section of the balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale. The components of accumulated other comprehensive income for the period ended October 31, 2008 are disclosed in note 10.

4 - (a) INVESTMENT IN REVOLUTION ENERGY INC.:

The Company has an interest in Revolution Energy Inc. ("Revolution"), a privately held company. Revolution is a company focused on an energy conversion technology (in the development stage) with the intent that it will convert organic material to electricity and synthetic gas in a 100% closed system. The interest in Revolution is shown as an equity accounted investee. The investment in Revolution is comprised of common shares. At July 31, 2008, the Company held voting common shares comprising approximately 49.6% of the voting rights of Revolution. The Company's share in the loss of Revolution Energy Inc. for the year ended July 31, 2008 amounted to $137,418. During the first quarter of 2009 Revolution Energy Inc. was inactive.

Certain directors of the Company also sit on the Revolution board of directors.

REVOLUTION TECHNOLOGIES INC.
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2009

4 - (b) MINORITY INTERESTS IN CANADA IRON INC.:

The Company has an interest in Canada Iron Inc. ("Iron"), a privately held company. Iron is a company focused on developing its iron ore mining interests in Wawa, Ontario and in Quebec... During the first quarter 2009 the Company subsidiary issued 1,248,000 common shares representing a 22.5% interest in Iron to non related parties. The interest in Revolution is shown using the consolidated basis of accounting as described in note 2. At October 31, 2008, the Company held voting common shares comprising approximately 75.5% of the voting rights of *Canada Iron Inc...* The Minority interest share in the loss of Canada Iron Inc. for the period ended October 31, 2008 amounted to $12,857.

Certain directors of the Company also sit on the Canada Iron Inc. board of directors.

5 - MINING INTERESTS:
Accumulated mineral property costs have been incurred as follows:

	2008	2007
Balance, Beginning of the year	$ 3,091	$ 1
Costs	23,420	-
Write-down	-	-
Balance, End of the period	$ 26,511	$ 1

Certain mining claims and licenses were issued to the Company during 2007 including 13 claims in the Wawa, Ontario region, 47 claims in Quebec, and land holdings encompassing 93,277 acres in the Fox River Region, Manitoba.

During the year ended October 31, 2008 the Company decided not to pursue certain claims in the Fox River area and let them lapse.

6 - RELATED PARTY ADVANCES AND TRANSACTIONS:

Consulting and management fees amounting to $150,000 (2008- nil) were charged by officers and directors of the Company and by Companies controlled by officers and directors of the Company.

During the period, certain corporate costs were reimbursed by the Company at cost to certain officers and directors.

Advances to officers, directors, and shareholders have no fixed terms of repayment.

The advances from Revolution Energy Inc. are interest free with no specified terms of repayment.

Management believes these transactions are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

REVOLUTION TECHNOLOGIES INC.
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2009

7 - CAPITAL ASSETS:

	January.31, 2009			July 31, 2008
	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE	NET BOOK VALUE
Computer equipment	$ 13,664	$ 6,808	$ 6,856	$ 5,306
Furniture and fixtures	10,179	4,461	5,718	6,533
Leasehold improvements	31,117	11,512	19,605	22,402
Mining equipment	60,000	37,690	23,310	24,990
	$ 114,960	$ 60,471	$ 54,489	$ 59,231

8 - SHARE CAPITAL:

(a) AUTHORIZED

An unlimited number of common shares

ISSUED

	Shares #	Amount $
Balance July 31, 2006	80,757,000	13,259,576
Shares issued on settlement of debt (i)	1,200,000	54,000
Shares issued for cash	5,500,000	220,600
Shares issued for services (ii)	2,000,000	100,000
Tax effect on flow-through shares	-	(72,240)
Shares cancelled	(300,000)	(9,000)
Balance July 31, 2007	89,157,000	13,552,936
Shares issued for services (ii)	7,220,000	361,000
Shares cancelled	(4,100,000)	(205,000)
Balance July 31, 2008	92,277,000	13,708,936
Shares issued for services (iii)	20,700,000	207,000
Shares issued for cash (iv)	500,000	25,000
Less: cost of issuance	-	(2,500)
Balance January .31, 2009	113,477,000	13,938,436

REVOLUTION TECHNOLOGIES INC.
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2009

8 - SHARE CAPITAL (continued):

(i) Shares issued on settlement of debt
In 2007 the Company issued 1,000,000 common shares to shareholders in settlement of debt owed by the Company for a total deemed value of $50,000.

(ii) Shares issued for services
In 2008 the Company issued 3,000,000 common shares for consulting services charged by directors and officers totalling $150,000.

(iii) Shares issued for services
In 2009 the company issued 3,500,000 common shares for investor relations services totalling $35,000 and 12,700,000 common shares for management fees and consulting fees charged by officers and directors totalling $172,000.

(b) TREASURY SHARES:

In November 1994, The Company acquired 5,600 common shares for a total cost of $ 16,385. The current market value as at July 31, 2007 was $308. At present the company does not intent to purchase additional shares.

(c) The Company has non-capital losses of approximately $1,080,228 which expire through 2028. The benefit of these losses has not been recognized for financial statements purposes.

(d) During the year, the Company paid $ nil (2007- $nil) in respect of income taxes.

9 – CONTINGENT LIABILITITES AND COMMITMENTS:

(a) In July 1993, the Company issued convertible notes payable in conjunction with a private placement. The notes were unsecured and subject to interest being charged at a rate of 5%, starting 150 days from the issuance of the notes or to May 17, 1994, the date the shares were issued. As remittances of some of the subscription amounts were late, certain subscribers waived the interest that would have been payable. The Company believes that the outstanding interest of $70,083 will continue to be waived until legally no longer payable. Accordingly, the Company removed the liability from the balance sheet on July 31, 2003, although no formal waiver has been received from the subscribers.

(b) On July 31, 1997, the Company received $150,000 USD in respect of a proposed convertible debenture issue. The issue was never completed and to date, the funds have not been repaid to the investor. Current Management has no knowledge of who the investor was and in their opinion the investor has no right of recourse for collections.

(c) The Company entered a premises lease for $1,095 monthly (escalating to $1,625 monthly) expiring January 31, 2010.

(d) The Company entered a premises lease for $2,500 monthly. The lease is month to month.

REVOLUTION TECHNOLOGIES INC.
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2009

10 - COMPARATIVE FIGURES:

Certain figures shown for comparative purposes have been reclassified to conform with the classifications adopted in the current period.

11 - FINANCIAL INSTRUMENTS:

a) Fair value
The Company has determined the estimated fair value of its financial instruments based on estimates and assumptions. The actual results may differ from those estimates and the use of different assumptions or methodologies may have a material effect on the estimated fair value amounts.

The fair value of cash and cash equivalents, accounts receivable, advances to officers, directors and shareholders, and accounts payable and accrued liabilities is comparable to their carrying value due to the relatively short period to maturity of these instruments.

The fair values of the advances from Revolution Energy Inc. are not reasonably determinable since there are no repayment terms associated with the amounts.

b) Credit risk
The Company does not have any material risk exposure to any single debtor or group of debtors.

c) Commodity price risk
The ability of the Company to develop its properties and the future profitability of the Company is directly related to the market price of certain minerals.

12 - SEGMENTED INFORMATION:

The Company operates in one operating reporting segment, being mineral exploration and development. The Company's principal mining interest is located in the Wawa, Ontario. In addition, all of the Company's assets and expenses are in Canada.

File#82-478

RECEIVED

MAY 28 A 6:

Revolution Technologies Inc.
MANAGEMENT'S DISCUSSION & ANALYSIS
Period ended January 31, 2009

Management's discussion and analysis (MD&A) is current to January 31 2009, is management's assessment of the statement of operations and the financial results together with future prospects of Revolution Technologies Inc (the "Company"). The MD&A should be read in conjunction with our financial statements and related notes. This discussion contains forward-looking statements that are not historical in nature and involves risks and uncertainties Forward-looking statements are not guarantees as to Revolutions future results as there are inherent difficulties in predicting future results. Accordingly, actual results could differ materially from those expressed or implied in the forward-looking statements. The Company has adopted National Policy Instrument 51-102F1 as the guideline in presenting the MD&A. Additional information relevant to the Company's activities including the Company's Annual Report and audited financial statements can be found on SEDAR at www.sedar.com.

Description of Business

The Company is a reporting issuer in Ontario whose common shares are quoted over the counter in Canada and posted for quotation on the united states Pink Sheets under the symbol RVLTF .The Company was incorporated under the laws of the Province of British Columbia on July 19, 1979 and changed its province of Registration and continued under the Ontario Business Corporations Act (OBCA) on September 19, 1997.

On December 7, 1998, the Company abandoned its mineral resource properties. On January 22, 2001 the Company acquired all the issued and outstanding shares of World Domain Registry Inc., which was an accredited Domain Name Registrar of the Canadian Internet Registry Authority. In 2003 the Company decided to discontinue this business and on July 31, 2004 sold its 100% interest in World Domain to a shareholder and director as partial settlement of advances made to this company.

Revolutions business model is unique. The Company utilizes modern technology to prospect for minerals for its own account and combined with the use of internal capital to pay for geophysical surveys for other juniors in return for equity is especially unique and provides incredible leverage for shareholders. The company has no debt. As at July31, 2008, the directors and officers of the Company were: O.V. Tony Dwyer (Chairman & Director); Gary Handley (President & Director); P Dunn (Director). P Dunn has resigned as at Oct 31, 2008 for medical reasons. The Company will nominate Mr. Robert Downes (retired banker) to fill the position.

Business Summary for the year
The Company has assembled a land portfolio, land holdings in Ontario including Wawa Corbiere Township (4 claims totaling 4 SQ KM'S Iron rights-Josephine Iron Mines Inc.), Esquega Township(9 claims totaling 8.5 SQ KM'S Iron rights only); and Quebec Baie-Comeau(14 claims totaling 1625 acres), Schefferville (33 claims totaling 3500 acres -Josephine Iron Mines Inc.) and Manitoba Fox River 108B (13,466 ha's or 32,000 acres).

Wawa,Esquega
The claims cover 2000 acres adjacent to Klondike Gold Corp., 50% owned by Richard Hughes' Golden Chalis Resources Inc. (GCR-V), and 5 kilometers directly east of Dianor Resources Inc.'s (DOR-V) recent drill program on their major diamond discovery in Chabanel Township.

The Company conducted an airborne geophysical Survey using Geotech's www.geotechairborne.com airborne VTEM system. The data displayed three possible Kimberlites warranting additional exploration. The company is searching for a JV partner to undertake an exploration program. The company has entered into an arrangement whereby Revolution acquires three additional land claims adjoming the wawa property. In return Revolution gave the non iron mineral rights of both Wawa properties to Golden Chalice while maintaining 100% f the Iron rights to the entire properties. The Company placed the Iron assets into a new private company called Canada Iron Inc. (CII) CII proceeded to issue common shares (30%) to 6 accredited seed investors leaving Revolution Technologies Inc with 70% ownership. The funds were used for property acquisition and general administration overhead.

Quebec, Baie Comeau
the Company has staked 14 mining claims located north of Baie-Comeau, Quebec. The area staked displayed encouraging conductivity and possible radioactive anomalies.
The property consists of 14 claims totaling 742 acres in two separate blocks. The Company intends to complete data compilation as quickly as possible to advance investigation of the property's mineral bearing potential. For several decades now, the Baie-Comeau area has been recognized for its uranium-bearing potential, as well as being prospective for the deposition of numerous other minerals.

Manitoba
Revolution's 108B licence in Manitoba covers over 32,000 acres of ground in the Fox River
Claim 108B is situated in the Fox River Belt, at the margin of the geological province of Superior Province in Manitoba. This margin is the favourable geological setting where to the southeast, the world class Thompson Nickel Mine is located as well as Birchtree Mine, and Pipe Mines. This margin in Northern Quebec is often termed the Raglan Belt (or Cape Smith Belt) and hosts the Raglan Mines of Xstrata Nickel and the Nunavik Nickel Project of Canadian Royalties.

Wawa- Corbier
The Company has prepared a 43-101 compliant technical report on the Corbierre Property. The property hosts iron deposits of a historical nature. The greatest potential of the property is felt to be in the prospect for finding additional reserves of iron ore which at today's prices may be economic to mine.

The Company's shares have been accepted for trading on the Frankfurt Stock Exchange under the symbol 3GP.

The Frankfurt Stock Exchange is the world's third largest trading center for securities and Germany's largest exchange. It is responsible for 90 percent of the securities trading volume in Germany. The Exchange facilitates advanced electronic trading, settlement and information systems and enables cross-border trading for international investors.
German investors, both institutional and private, are searching for small to mid-size U.S. and Canadian companies to invest in. With a new investment climate in Europe and changes in the OTC market in Germany the time is now ripe for U.S. and Canadian companies to enter the European public markets.

Alternative Energy
An opportunity was presented to the management that has the potential to be a Company maker. The Company, through Revolution Energy Inc acquired an exciting new technology from a Russian scientist based in Moscow. The technology encompasses a ground-breaking environmentally friendly gasification process that may well have the potential to revolutionize the present global energy paradigm. The technology is unproven. A final Agreement was signed by Revolution Energy, Inc. to acquire the exciting new conversion technology that may convert organic material to electricity and syngas (synthetic gas) in a 100% closed system with absolutely no emissions. The technology is unproven.

The technology is a Paper Technology only. In order to proceed to funding for proof of concept and commercialization of the technology we will need to build a prototype and/or obtain academic validation of the technology from a North American Accredited Technology Institution. We are trying to get Dr. Barchan to send us the complete technology details in English in order to give to 2-3 Professors here in the West for pre-meeting reading study and analysis. This is a strict requirement of the OCE . Dr. Barchan is proving difficult in providing the details to us. He is afraid that His secrets may be stolen. We are working to convince him that the technology is fully protected under Canadian Intellectual law. His life under Communism and the current Russian State of Crime has made him very nervous.

We have approached and met with The Ontario Centres for Excellence (OCE) Revolution is in the OCE process to initiate academic validation of our technology through collaboration with several universities, leading to funding for the Prototype. We are preparing for our final presentation to OCE and 3 outside professors from Ontario universities for validation leading to prototype funding.

Alex Dementev has resigned from the Company over policy and financial disagreements. Alex is a close friend of Dr. Barchan and thus we are uncertain how this may affect the project. However it is clear that the owner of the Technology is Revolution Energy Inc. not Alex Dementev or Dr. Barchan. The purchase by Revolution was under Canadian Law using Canadian Lawyers.

Dr. Barchan's visa to enter Canada expired thus we will need to get a new Visa.

Due to these events the viability of the project is in jeopardy, accordingly the investment has been written off during the second quarter.

Overall Performance

For the quarter ended January 31, 2009, the Company's cash position increased to $218,673 from $ 18,122 at July31, 2008.

The Company is subject to numerous risk factors that may affect its business prospects in the future. These include commodity prices, availability of capital, political and regulatory risks, environmental risks, competition, and dependence on key personnel, currency risk and potential amendments to tax laws.

Selected Financial Results

A summary of selected information for the last three years is as follows:

	2006 $	2007 $	2008 $
Loss before income taxes	533,361	349,057	1,389,396
Net (loss)	533,361	349,057	1,389,396
Loss Per Weighted Average Share	.01	.01	.01
Total Assets	$148,950	$366,520	138,880
Total long-term Liabilities	NIL	NIL	NIL

Results of Operations

For the quarter ended October 31, 2008, the Company incurred a loss of $123,938 [2007 -$139,354].

Summary of Quarterly Results				
Selected financial information:				
Fiscal year 2009	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue			$5,794	$7,519
Gain (Loss)			$311,665	($123,938)
Gain (Loss) per share			(0.00)	(0.00)
Total Assets			$181,132	$338,698
Total Liabilities			$273,278	$292,865
Fiscal year 2008	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	NIL	NIL	NIL	NIL
Gain (Loss)	(84,611)	(191,642)	(153,668)	(139,354)
Gain (Loss) per share	(0.00)	(0.00)	(0.00)	(0.00)
Total Assets	$92,052	$151,943	$307,027	$277,378
Total Long Term Liabilities	NIL	NIL	NIL	NIL
Fiscal year 2007	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	234,562	82,111	90,191	-
Gain (Loss)	182,593	(215,703)	(97,508)	(78,089)
Gain (Loss) per share	(0.00)	(0.00)	(0.00)	(0.00)
Total Assets	$366,520	$	$307,027	$277,378
Total Long Term Liabilities	NIL	NIL	NIL	NIL

Fiscal year 2006	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	49,250	-	-	-
Gain (Loss)	(185,780)	(135,865)	(191,270)	(20,446)
Gain (Loss) per share	(0.00)	(0.00)	(0.00)	(0.00)

EXPENSES

Fiscal year 2009		2nd QTR	1st QTR
Amortization		$ 2,377	$ 5,055
Audit –Legal		$ 15,788	$ 1,508
Consulting Fees		$ 71,513	$ 28,537
Management Fees		$ 142,500	$ 18,000
Rent		$ 12,703	$ 10,114
Office- General		$34,454	$ 49,345
Transfer Agent		$10,281	$ 6,564
Total Expenses		$301,382	$144,314

Fiscal year 2008	3rdQTR	2nd QTR	1st QTR
Amortization	-	$5,261	$5,055
Audit –Legal	12,766	$26,663	$7,273
Consulting Fees	$62,918	$81,935	$57,873
Management Fees	-	-	-
Rent	-	$6,000	$6,884
Office- General	$97,138	$12,567	$30,129
Transfer Agent	$7,387	$6,133	$11,443
Total Expenses	$210,989	$153,668	$160,267

Fiscal year 2007	3rd QTR	2nd QTR	1st QTR
Amortization	-	$3,340	$3,720
Audit –Legal	$18,391	$33,936	$ -
Consulting Fees	$105,594	$31,389	$12,026
Management Fees	$12,000	$12,000	$12,000
Rent	-	$3,000	$3,000
Office- General	$34.878	$58,860	$19387
Transfer Agent	$5,366	$23,296	$1,553
Total Expenses	$297,814	$187,672	$78,089

Liquidity and Capital Resources

The Company reported working capital of $75,389 for the second quarter ended January 31 2009 year, compared to a working capital of $15,971 for the year ended July 31 2008. The Company anticipates that additional financings will be required during 2009-2010 to fund its plans and cover its general and administrative expenses. The Company is presently conducting exploration on its properties. The Company's properties are not yet in production and consequently do not produce any revenue. As a result, the Company's ability to conduct operations, including the acquisition and exploration of mineral properties, is based completely on its ability to raise funds, primarily from equity sources. The recoverability of amounts recorded for minerals properties and deferred exploration is dependent on the discovery of economically recoverable reserves on its mineral properties, the ability of the Company to obtain additional financing to complete exploration and development and upon future profitable production or on sufficient proceeds from disposition of such properties. There can be no assurance that the Company will succeed in obtaining additional financing, now or in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and eventually to forfeit or sell, at fair market value, its interest in its properties.

Transactions with Related Parties

During the quarter ended January 31, $142,500 was paid to officers and directors of the company for management consulting services by way of an issuance of common shares.

RELATED PARTY ADVANCES AND TRANSACTIONS:
Consulting and management fees of $18,000 were charged by officers and directors of the Company and by Companies controlled by officers and directors of the Company; During the year, certain corporate costs were reimbursed by the Company at cost to certain officers and directors; Advances to officers, directors, and shareholders have no fixed terms of repayment.

Proposed Transactions

The Company organized its Wawa mining properties along with most of its Quebec exploration properties into a new entity-Josephine Iron Mines Inc. and changed its name to Canada Iron Inc.(CII) CII will attempt to raise seed capital from Accredited Investors in order to develop its Iron Holdings. This will reduce Revolution Technologies equity ownership. In addition the company's investment in new Alternative Energy unit - Revolution Energy Inc. was reduced to fewer than 10%. The project is in jeopardy due to substantial technical problems with the Russian Scientists. In addition the technology is only a "paper technology as it is UNPROVEN.

Changes in Accounting Policies including Initial Adoption

There were no changes in accounting policies during the quarter ended January 31, 2009.

Off- Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash, liquid securities accounts payable, loans payable and accrued liabilities.

It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments and that the fair value of these financial instruments approximates their carrying values.

The increase in net loss was primarily a result of non cash accounting for the stock option plan; Overall expenses decreased approximately 5% during the current quarter over those of the previous quarter.

The Company is subject to numerous risk factors that may affect its business prospects in the future. These include commodity prices, availability of capital, political and regulatory risks, environmental risks, competition, and dependence on key personnel, currency risk and potential amendments to tax laws.

Results of Operations

Selected Annual Information

The following table sets forth a breakdown of material components of the general and administration costs, capitalized or expensed exploration and development costs of the Company for the periods indicated.

Details of the expenditures, comprised principally of general and administration costs and exploration costs, contributing to the loss are described below.

General and Administrative Costs	2008	2007	2006
Legal and audit	45,926	34,311	$21,558
Consulting fees	208,568	133,591	180,771
Stock-based compensation	910,300	13,200	-
General office and Investor Relations	39,869	131,017	107,264
Depreciation	20,220	22,238	10,581
Occupancy Costs	4,849	22,521	-
Travel and vehicle	70,694	54,869	-
Transfer agent and regulatory fees	20,637	26,372	
Exploration and property evaluation costs	5,833	129,959	85,293
Write-down of mining interests -		-	58,590
Management fees	65,500	39,993	95,000
Financing fees	-	7500	-

General and Administrative Costs	10/08	10/07
Legal and audit	1,508	7,273
Consulting fees	28,537	57,873
Stock-based compensation	-	-
General office and Investor Relations	49,345	60,129
Depreciation	5,055	5,055
Occupancy Costs	10,114	6,884
Travel and vehicle	25,190	35,885
Transfer agent and regulatory fees	6,564	11,443
Exploration and property evaluation costs	-	5,725
Write-down of mining interests		
Management fees	18,000	-
Financing fees	-	-

Disclosure of Outstanding Share Data

	Authorized	Outstanding
Voting or equity securities issued and outstanding	Unlimited Common Shares	113,477,000 Common Shares.
Securities convertible or exercisable into voting or equity securities	a) Options to acquire up to 40% of the issued and outstanding Common Shares. WARRANTS 5,500,000@ .10 UNTIL Dec,09	a) The number of common shares under option is 30,500,000 total. 13,300,000 at .05 8,800,000 at .07 300,000 at .09 7,250,000 at .11 850,000 at .15 All expires Jul.31, 10.
Voting or equity securities issuable on conversion or exchange of outstanding securities	(as above)	(as above)

Share capital at January 31, 2009 consists of 113,477,000 issued and outstanding common shares

Changes in Accounting Policies including Initial Adoption

New Accounting Pronouncements:

The Company has adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants. These new standards were adopted on a prospective basis with no restatement of prior period financial statements. The new standards are as follows:

Financial Instruments – Recognition And Measurement (Section 3855)

In accordance with the new standard, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on the statement of income.

Upon adoption of this new standard, the Company has designated its cash and cash equivalents as held-for-trading, which is measured at fair value. Advances to officers, directors and shareholders are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities which are measured at amortized cost. The Company classifies its securities as available-for-sale and therefore carries them at fair value, with the unrealized gain or loss recorded in shareholders' equity as a component of other comprehensive income. These amounts will be reclassified from shareholders' equity to net income when the investments are sold.

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a statement of comprehensive income and a new category, accumulated other comprehensive income, in the shareholders' equity section of the balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale.

Off- Balance Sheet Arrangements

The Company has no off-balance sheet arrangements

Subsequent Events and Commitments:
a) Subsequent to the year end, the Company ceased trading on the CNQ Exchange at the company's request.
b) During the quarter the Company issued 17,200,000 common shares for management and consulting fees to officers, directors and shareholders with a deemed value of $172,000.
c) On September 25, 2008, the Company entered into an option agreement with an arms length party to option 100,000 common shares in the Company's majority owned subsidiary (Canada Iron Inc) with an exercise price of$0.25 per share for aggregate proceeds of $25,000. The options are exercisable through to September30, 2009. In consideration for this option the Company received $5,000.
d) The Company's subsidiary entered into an agreement with ("Iron"), with Chalice Diamond Corp. ("Chalice), and Klondike Gold Corp. ("Klondike"). Pursuant to the agreement the following events came into effect: In addition CII issued 25 % of its equity to accredited seed Investors.
I. The Company assigned its 100% interest in 8 mining claims (the "Esquega Property") held in Esquega Township equally to Chalice and Klondike;
II. Chalice and Klondike assigned back to the Company its 100% interest in the iron ore rights on the Esquaga Property;
III. Iron assigned its 100% interest in all mineral rights on the Corbiere Property, Wawa, Ontario (the "Corbierre Property"), except for, the iron ore rights which will remain exclusively with Iron, equally to Chalice and Klondike;
IV. Chalice and Klondike transferred its 100% interest in 3 mining claims (the "Chalice Property") located in Wawa, Ontario, to Iron; and
V. Iron assigned back 100% interest in all non-iron ore rights in the Chalice Property equally to Chalice and Klondike.The Chalice property is subject to a 3% NSR.

Additional information relating to the Company can be found under the Company's documents filed on the SEDAR website at http://www.sedar.com.